annual report 2004


SEC MAIL
RECEIVED
PROCESSING
FEB 1 5 2005
WASH. D.C.
152
SECTION

CLARCOR INC

Filtration fuels the future.

AR/S




05004801

P.E.
11-30-04


PROCESSED
FEB 1 8 2005
FINANCIAL


the oil
that powers us


the liquids
that support us


the air
that sustains us

FINANCIAL HIGHLIGHTS *(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)*

YEARS ENDED NOVEMBER 30	2004	2003	% CHANGE
Net Sales	$787,686	$741,358	6.2
Operating Profit	98,177	87,062	12.8
Net Earnings	63,997	54,552	17.3
Percent of Net Sales	8.1%	7.4%	
Percent of Beginning Shareholders' Equity	17.3%	17.3%	
Basic Earnings per Share	2.51	2.17	15.7
Diluted Earnings per Share	2.48	2.15	15.3
Cash Dividends Paid per Share	0.5025	0.4925	2.0
Working Capital	177,718	146,029	21.7
Total Debt (Current and long-term)	24,550	17,587	39.6
Shareholders' Equity	428,462	370,392	15.7
Per Share at Year-End	16.73	14.63	14.4
Debt as Percent of Total Capital	5.4%	4.5%	
Shares Outstanding at Year-End	25,611,527	25,309,127	1.2
Employees At Year-End	5,035	4,832	4.2

CLARCOR

CLARCOR is a global provider of filtration products and services. We have a worldwide customer base, superb product quality, leading brands, an extensive distribution network, the industry's broadest product range and its largest sales force. Our focus on a consumable, disposable product that is continually purchased, used and then repurchased provides CLARCOR with a stable source of recurring business. Our goal is to achieve compound annual growth rates in earnings per share of 10% to 15% driven by internal growth programs, cost reduction efforts and acquisitions.


NET SALES
IN MILLIONS
$800
600
400
200
99
00
01
02
03
04


OPERATING PROFIT
IN MILLIONS
$100
75
50
25
99
00
01
02
03
04


DILUTED EARNINGS
PER SHARE
$2.80
2.10
1.40
.70
99
00
01
02
03
04


SHAREHOLDERS' EQUITY
PER SHARE
$20.00
15.00
10.00
5.00
99
00
01
02
03
04



Norman E. Johnson, Chairman, President and Chief Executive Officer

DEAR SHAREHOLDERS:

2004 marked the beginning of CLARCOR's second century. We have grown and prospered for 100 years, and 2004 was another year of record sales and earnings. Even more importantly, we begin our second century with what I believe are more opportunities for growth than ever before. We have clearly become one of the global leaders in the filtration industry and a company known for Consistency, Sustainability and Growth.

Consistency. We have increased sales for 18 consecutive years and earnings for 12 consecutive years. In 1964, when we became a public company, our sales were $23 million and earnings were $1 million. After 40 years as a public company, sales in 2004 reached $788 million, and earnings were $64 million, compounded annual growth rates of over 9% and 10%, respectively.

Sustainability. Over 80% of our filtration sales come from products that people and companies buy every day, use and then repurchase. Our business is based on recurring revenues from an exceptionally large and broad base of products and customers. We literally make tens of thousands of different filter products, and sell to thousands of customers around the world. No single customer accounts for more than 5% of sales; no single product accounts for more than 2% of sales. Filters are purchased in both good times and bad, during periods of economic expansion, but also during recessions. We primarily sell filtration products for the aftermarket. So even if there is a downturn in new construction, manufacturing or the building of new trucks and locomotives, the need to maintain

WHAT FACTORS ARE DRIVING INCREASING DEMAND FOR OUR FILTERS

- *Increased movement of goods by air, rail, sea and road caused by growing worldwide industrialization*
- *Increased demand for a cleaner environment*
- *Increasing need for cleaner manufacturing processes to attain greater efficiencies and product quality*
- *Companies want a single source for their filters and filter service needs. CLARCOR manufactures more types of filters than any other filter company anywhere.*
- *More than 80% of CLARCOR's filter revenues are recurring and not dependent on purchases of new cars and trucks, or construction of new buildings or manufacturing plants*

OUR GOALS

- *Annual earnings per share growth of 10% to 15%*
- *Internal revenue growth of 5% to 10% per year*
- *Growth at a higher rate than in the worldwide economy or the filtration industry*
- *Maintaining a strong balance sheet with the financial flexibility to meet both internal and external investment needs*
- *Increasing our dividend every year*
- *Providing a safe and rewarding career for our employees*
- *Providing an attractive and rewarding investment for our shareholders*



A few of the more than 3,000 different types of engine air filters we manufacture every year.

and service the buildings and equipment already in use continues and hence, the ongoing need for our filters.

Growth. Our highest priority remains internal growth. Fortunately, there is a continuing and growing demand for a cleaner world: for cleaner air and water and for cleaner manufacturing processes to achieve greater productivity and more efficient use of the world's resources. Trends in the world economy are clearly in our favor:

- As global trade continues to rise and manufacturing moves to lower cost countries, the movement of goods throughout the world increases demand for transportation filtration products such as our air, oil, fuel, coolant and hydraulic filters for aircraft, heavy-duty trucking, ocean shipping and locomotives.

- Demand for a cleaner environment, particularly in developing countries, driven by consumers and increasing regulation, requires our environmental filters and dust collection systems.

- Increasingly stringent quality requirements, such as in pharmaceutical manufacturing, the beverage industry, oil drilling and chemical and plastic resin production, are driving sales of our ultrafiltration, sand control and metallic mesh filter products that we sell to multinational companies throughout the world.

Being a major company in a growing, worldwide industry is the exciting part of CLARCOR. Building on that base is our responsibility to our shareholders. Let me describe just a few of the many growth initiatives and projects we are working on:

- We have consolidated our nearly thirty company-owned branches under our Total Filtration Services operation and are expanding their sales efforts to bring our Total Filtration Program, including our entire range of air and liquid filters, to their customers. This effort was begun in 2003 and will be completed in 2005.

- Each of our branches will offer a filter service product line. Not only will these branches sell our filters, but each will also test, service and change filters for their customers.

- We are building a new aviation fuel test facility in Greensboro, North Carolina; expanding into a larger manufacturing plant for oil drilling filter products also located in Greensboro; expanding our research and technical centers in the U.S. and China; making a significant investment in developing advanced filtration media; adding manufacturing capacity for specialty HVAC applications such as paint overspray filters; and continuing to develop new, lower cost filters used in off-shore oil drilling.

- Even though we introduce hundreds of new products every year, I would like to point out two particularly important ones:

  - Our Channel Flow® air filters for heavy and light-duty trucks provide increased filtration efficiency and greater dirt holding capacity in a smaller size package.

  - We have sold more than 500 waste treatment systems for ships and boats throughout the world. This product, developed and manufactured by our Facet operation in La Coruña, Spain, has also been sold to over 90 smaller villages and municipalities in Europe, where large, commercial waste treatment systems are not

Our heavy-duty filters are used exclusively by some of the largest truck fleets in North America.



Our Facet operation in Spain manufactures sewage treatment systems to help clean the water in smaller villages and towns throughout Europe. These same systems have been installed on more than 500 ocean-going vessels.



economically feasible. We have begun exploring the potential to sell this product throughout the rest of the world.

- We entered into an agreement with Caterpillar Inc. called the Nexus Filter Program. The Nexus Program will give Caterpillar dealers throughout the world the ability to offer their customers a "one-stop shop" for 100% of their filter needs, using Caterpillar branded filters for Caterpillar equipment and Baldwin branded filters for all other equipment serviced by Caterpillar dealers.
- Recently, we fully redesigned our line of dust collection systems. We believe our new dust collectors provide the best combination of filtration efficiency, effectiveness and value of any system in the industry.
- Our recent acquisition of United EFP, which we renamed Purolator EFP, brings us the ability to supply woven wire and metallic screening and filtration products for the plastic and polymer fiber industries. We will provide EFP's products to our thousands of other customers and offer our other filter products to EFP's customers. Perhaps most importantly, we plan to expand EFP's production into Asia, where it is expected that the fastest growth in plastic resin and polymer production will occur in the future.
- We are increasing the product range and capacity of our heavy-duty filter and dust collector manufacturing operation in Weifang, China to meet significantly increased demand in Asia for our products. We also plan to begin manufacturing oil drilling filters in Weifang. Our customers have asked us to provide to them filters for their manufacturing facilities and truck fleets in Asia. They also use

our filters as components in their products manufactured in Asia and sold throughout the world. We expect to see significant growth in our operations in China over at least the next decade.

OUR RESULTS IN 2004

In 2004, we again reported consistent results. Our sales increased to $788 million, a 6% increase over 2003. Operating profit grew by 13% and operating margins improved to 12.5%. Last year, I said that we expected to continue to improve the operating margins of our Industrial/Environmental segment, our largest reporting segment, towards our goal of 10%. In 2004, this segment's margins improved by nearly one percentage point and reached 7.2%. We expect this improvement to continue.

We increased capital expenditures to $22 million in 2004 in order to expand our production and technology facilities. Our continuing growth required additional investment in working capital. Though cash flow from operations in 2004 fell to $74 million as a result, we continue to generate strong levels of cash flow as we have done consistently for many years. We expect this to continue.

Our ability to generate significant cash has enabled us to pay a dividend, which we have increased for 21 consecutive years, and to make acquisitions that allow us to expand our product range and to add value to CLARCOR. We investigate numerous acquisition opportunities every year, and make those that have a strategic fit and meet our determination of value. We are fortunate that with our consistent ability to generate strong cash flow every year, we can continue to invest in both internal and external growth opportunities and still maintain a strong balance sheet.

Earnings hit a record of $2.48 per share, up 15% over the $2.15 we reported in 2003. I want to point out that the $2.48 per share is after two items in 2004 which offset each other. The first is a charge of $0.05 per share related to our headquarters move to Franklin, Tennessee; the second is a tax benefit of $0.05 caused by the recently enacted American Jobs Creation Act of 2004. Neither of these items will recur in the future. We also spent $0.04 per share to comply with the internal control documentation and testing requirements of Sarbanes-Oxley.

Although it is not always the case that our stock market performance is as consistent as our operating performance, I am pleased that this was true in 2004. At the beginning of the year, our share price was $43.79 and by year's end, our share price reached $52.05, an increase of 19%. More recently, early in fiscal 2005, we hit an all-time high of $55.99 per share.

Every one of our employees throughout the world deserves recognition for the superb job they did in 2004. Though some of our operations outperformed others, each one put forth great effort and demonstrated perseverance and resolve. I want to congratulate several CLARCOR companies that exceeded our expectations. Baldwin Filters, headquartered in Kearney, Nebraska, once again showed why they are the leading heavy-duty aftermarket filter company in the world with sales increasing by over 12%. Purolator Facet, Inc. in Greensboro, North Carolina has developed into a leading supplier of specialty filters to the oil drilling and aerospace industries. Facet International in Spain has turned in superior growth and operating performance every year since we acquired the company in 1999. Our operation in Weifang, China once again grew by over 20% in 2004, and profits have grown significantly since we first bought a share in the company in 1996. We currently own 80% of Weifang. In the last two years, our Facet operation in Tulsa, Oklahoma has turned what was a marginal aviation fuel filtration business into a solidly profitable business with sales growth in 2004 of over 8%.

We expect to report another year of record sales and profits in 2005. Being the CEO of a great company in an expanding industry with great potential and many opportunities is an enviable job. Throughout the world we employ talented and experienced people, men and women who are committed to our success. For those of you who are shareholders in CLARCOR, our employees' accomplishments are also yours and we are both fortunate, you as shareholders and me as CEO, to have the opportunity to be part of CLARCOR.



Norman E. Johnson

Chairman, President and Chief Executive Officer

February 1, 2005



Our Baldwin filters are used on trucks and agricultural, mining and construction equipment throughout the world. Baldwin is one of the **leading brands** of heavy-duty filters.

Our filters are used to clean aviation fuel that powers aircraft operated by major air carriers and the military in countries throughout the world.



ENGINE/MOBILE FILTRATION

Worldwide Market Size – $7 Billion

CLARCOR 2004 Revenues – $320 Million

Customers: Aftermarket distributors and dealers, OEM truck and engine manufacturers and OEM dealers, major fleets, private label accounts, parts wholesalers and jobbers, railroads and locomotive manufacturers and maintenance facilities, national accounts, truck quick lube and service centers

Product Brands: Baldwin Filters, Hastings Filters, Clark Filter

Major Product Lines: Heavy-duty and light-duty oil, air, hydraulic, coolant, transmission, fuel and desiccant filters, fuel/water separators, filter bags

Applications: Trucks, buses, automobiles, construction equipment, locomotives, marine equipment, mining equipment, agricultural equipment, industrial equipment

INDUSTRIAL/ENVIRONMENTAL FILTRATION

Worldwide Market Size – $18 Billion

CLARCOR 2004 Revenues – $397 Million

Customers: Commercial and industrial distributors, OEM and dealer networks, private label accounts, retailers, national accounts, manufacturers

Environmental Product Brands:
Worldwide Market Size – $6 Billion
Purolator, Airguard, Facet, UAS (United Air Specialists), ATI (Air Technologies, Inc.), TFS (Total Filtration Services)

Major Product Lines: Air filters, antimicrobial filters, dust collection systems and filters, electrostatic air filtration, carbon filters, paint overspray filters, HEPA filters, media, air pollution control systems, filter testing, replacement and maintenance

Applications: Residences, commercial and industrial buildings, factories and plants, cleanrooms, hospitals and medical facilities, industrial machinery, power generation

Process Product Brands:
Worldwide Market Size – $12 Billion
Purolator Facet, Facet, Purolator, Purolator EFP, TFS, Purolator Advanced Filtration

Major Product Lines: Hydraulic filters, sand control filters, aviation fuel filters, wastewater filters and systems, fuel/water separators, oil/water separators and coalescers, membrane cartridges, depth filters, microfiltration and ultrafiltration products, melt blown filters, strainers, filter screens, media, liquid filter bags, string wound filters, filter service

Applications: Airports and aircraft, oil drilling and refining, chemical, paper, pharmaceutical, food and beverage processing, general manufacturing, medical, utilities, office equipment, shipyards, military, power generation, water treatment, plastics and polymer processing, industrial machinery

OUR SHARE PRICE OVER TWENTY YEARS

Stable Growth and New Highs


$60.00
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$30.00
$20.00
$10.00
1984
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2004

Major oil and oil service **companies use our** welded wire and sintered metal sand **control filters** to maintain high flow rates for deep sea oil drilling.

(Dollars in millions except per share data)

Fiscal 2004 was the 12th consecutive year of both sales and earnings growth for CLARCOR. Fiscal 2004 sales, operating profit and net earnings increased from fiscal 2003 by 6.2%, 12.8% and 17.3%, respectively. There were several key drivers for the increases in sales and operating profit, including: (1) increased sales of heavy-duty engine filtration products for the aftermarket and diesel locomotives, (2) increased sales of specialty filtration products used primarily in oil and gas drilling, aviation and fluid power, and (3) increased capacity utilization and production efficiencies. Fiscal 2004 sales levels increased approximately $10 million due to acquisitions made during the year. Cash flow from operating activities totaled $74.4 million of which $22.4 million was invested in plant asset additions and $41.9 million was used for acquisitions. Net earnings per diluted share totaled $2.48 in fiscal 2004 compared to $2.15 in 2003.

The following are several significant items that occurred during the periods presented:

(1) During fiscal 2004, the Company relocated its corporate headquarters to Franklin, Tennessee. The costs related to the relocation were $2.2 million pretax and reduced diluted earnings per share by $0.05.

(2) Tax benefits related to the reversal of a foreign tax credit valuation allowance as a result of the American Jobs Creation Act of 2004 increased net earnings by $1.2 million and $0.05 per diluted share in the fourth quarter of 2004.

(3) In the fourth quarter of 2002 upon the completion of specific tax reviews, the Company recorded a research and experiment tax credit that increased 2002 net earnings by $1.0 million and diluted earnings per share by $0.04.

The results of operations and financial position discussed in this Financial Review reflect acquisitions the Company made in fiscal 2004 and 2002. These acquisitions were not material to sales or results of operations for the periods presented and are described in Note B to the Consolidated Financial Statements.

The information presented in this financial review should be read in conjunction with other financial information provided throughout this 2004 Annual Report. The following discussion of operating results focuses on the Company's three reportable business segments: Engine/Mobile Filtration, Industrial/Environmental Filtration and Packaging.

OPERATING RESULTS

Sales

Net sales in fiscal 2004 were $787.7 million, a 6.2% increase from $741.4 million in fiscal 2003. The 2004 sales increase was the 18th consecutive year of sales growth for the Company. Included in the sales growth of $46.3 million for 2004 was approximately $10 million related to acquisitions that were completed during 2004. Approximately $3.6 million in additional sales resulted from favorable currency translation rates in 2004.

Comparative net sales information related to CLARCOR's operating segments is shown in the following tables.

			2004 vs. 2003 Change	
NET SALES	**2004**	**% Total**	**$**	**%**
Engine/Mobile Filtration	**$320.1**	**40.6%**	**$32.3**	**11.2%**
Industrial/Environmental Filtration	**396.6**	**50.4%**	**10.3**	**2.7%**
Packaging	**71.0**	**9.0%**	**3.7**	**5.5%**
Total	**$787.7**	**100.0%**	**$46.3**	**6.2%**

			2003 vs. 2002 Change	
NET SALES	2003	% Total	$	%
Engine/Mobile Filtration	$ 287.8	38.8%	$ 24.3	9.2%
Industrial/Environmental Filtration	386.3	52.1%	2.7	0.7%
Packaging	67.3	9.1%	(1.2)	-1.7%
Total	$ 741.4	100.0%	$ 25.8	3.6%

The Engine/Mobile Filtration segment's sales increased 11.2% in 2004 from 2003. The growth of $32.3 million included approximately $5 million from a small acquisition in the U.K. at the beginning of the second quarter of 2004. The remainder of the sales growth in 2004 resulted primarily from increased domestic and international heavy-duty filter sales to traditional aftermarket distribution and also due to increased sales to OEM's and OEM dealer organizations. Railroad filtration sales increased in part due to increased North American railway usage. The segment's international sales grew in 2004 primarily through its operations in China and Europe and additional growth is expected in 2005. Price increases improved the segment's sales by approximately two percentage points and changes in currency translation rates favorably impacted sales by one-half percentage point in 2004. The segment's sales increased 9.2% in 2003 from 2002. The 2003 sales increase included approximately one percentage point due to price increases and one and one-half percentage points due to changes in currency translation rates. The additional sales growth in 2003 resulted primarily from increased domestic and international aftermarket distribution, increased sales to OEM dealer organizations and approximately $9 million due to an acquisition completed at mid-year 2002.

The Company's Industrial/Environmental Filtration segment recorded a 2.7% increase in sales in 2004 over 2003. Sales included approximately $5 million due to the fourth quarter 2004 acquisition of Purolator EFP. Sales of specialty filters sold to industrial markets used in applications for oil and gas drilling, aviation and fluid power were very strong during fiscal 2004 and more than offset a decrease in sales of HVAC filters for industrial and commercial markets and for use in automotive manufacturing facilities. The segment's operations in Europe that sell primarily aviation and specialty filtration products grew in 2004 and additional growth is expected in 2005. Price increases and changes in currency translation rates favorably impacted the segment's sales by less than one percentage point in 2004. The segment's sales increase of 0.7% in 2003 compared to 2002 reflected strong sales of specialty filters and increased sales of private label HVAC filters sold through retail mass merchants. Changes in currency translation rates favorably impacted sales by approximately one percentage point in 2003. Offsetting these sales increases in 2003 were continued low sales of filtration equipment, mainly dust collectors and electrostatic precipitators, and sales of HVAC filters used in automotive manufacturing plants.

The Packaging segment's sales were $71.0 million in 2004, a 5.5% increase from 2003. Sales in 2004 increased approximately one percentage point due to price increases to customers primarily as a result of increased metal costs. The remaining sales increase was due primarily to higher flat sheet metal decorating and tooling charges billed to customers that more than offset lower sales of plastic packaging and metal container sales. The segment recorded a decrease in sales of 1.7% in 2003 due primarily to reduced sales of plastic packaging products that more than offset an increase in flat sheet metal decorating and metal packaging sales in 2003.

Operating Profit

Operating profit of $98.2 million in 2004 reflects increased sales levels for each segment and continued improvements in capacity utilization and production efficiencies. Cost increases for raw materials persisted, especially during the second half of the year, and were primarily offset by price increases to customers. Additional cost increases in 2004 for employee health care and energy reduced operating profit for each of the segments. In fiscal 2004, the Company's operating profit was reduced by $2.2 million related to its headquarters relocation to Tennessee and $1.8 million for external consulting services related to compliance with Sarbanes-Oxley Section 404. Operating profit of $87.1 million in 2003 was 11.9% higher than in 2002, primarily as a result of increased sales levels and improved capacity utilization and cost reduction programs. The 2003 operating profit was also increased by $0.5 million as a result of changing to the first-in, first-out (FIFO) method of inventory costing for certain inventory.

Operating margin improved to 12.5% in 2004 from 11.7% in 2003 and 10.9% in 2002. Each of the segments reported improved operating margins for the periods presented primarily as a result of increasing sales which improved manufacturing leverage and cost reduction efforts. Foreign currency fluctuations did not have a material impact on consolidated operating profit in 2004, 2003 or 2002.

Comparative operating profit information related to the Company's business segments is as follows.

			2004 vs. 2003 Change	
OPERATING PROFIT	**2004**	**% Total**	**$**	**%**
Engine/Mobile Filtration	**$66.5**	**67.8%**	**$ 8.2**	**14.2%**
Industrial/Environmental Filtration	**28.7**	**29.2%**	**4.5**	**18.6%**
Packaging	**5.2**	**5.2%**	**0.6**	**12.2%**
Relocation Costs	**(2.2)**	**-2.2%**	**(2.2)**	**-**
Total	**$98.2**	**100.0%**	**$11.1**	**12.8%**

			2003 vs. 2002 Change	
OPERATING PROFIT	2003	% Total	$	%
Engine/Mobile Filtration	$58.3	67.0%	$ 5.5	10.5%
Industrial/Environmental Filtration	24.2	27.8%	3.5	16.9%
Packaging	4.6	5.2%	0.3	6.2%
Total	$87.1	100.0%	$ 9.3	11.9%

OPERATING MARGIN AS A PERCENT OF NET SALES	2004	2003	2002
Engine/Mobile Filtration	20.8%	20.3%	20.0%
Industrial/Environmental Filtration	7.2%	6.3%	5.4%
Packaging	7.3%	6.8%	6.3%
Total	12.5%	11.7%	10.9%

Operating profit for the Engine/Mobile Filtration segment increased 14.2% to $66.5 million from $58.3 million in fiscal 2003. Operating margin improved to 20.8% in 2004 primarily as a result of increased sales and capacity utilization. The segment incurred substantially higher costs for raw materials in 2004, specifically for metal products and filter media. These cost increases were principally offset by price increases to customers and cost reduction efforts. The segment's 2004 operating profit was impacted by a manufacturing facility in the U.K. that performed significantly below expectations in the second half of 2004, primarily as a result of the integration of a small acquisition. Operating profit in 2003 increased 10.5% from 2002 as a result of increased sales levels and cost reduction programs that included material and labor cost reductions. Partially offsetting these profit improvements in 2003 were increased costs for health care, insurance, incentive programs and pensions. Operating margin as a percent of sales in fiscal 2003 increased to 20.3% from 20.0% in 2002.

The Industrial/Environmental Filtration segment reported an increase of 18.6% in operating profit, or $4.5 million, in 2004 compared to 2003. The increase was primarily due to the sale of higher margin specialty filtration products and improved profitability from cost reduction and capacity utilization initiatives. Over the past several years, the segment has been actively integrating newly acquired businesses (primarily acquired from 1999 through 2002) and making organizational changes within several of its businesses that have reduced overhead and administrative costs. The fourth quarter 2004 acquisition also improved operating profit approximately $0.5 million. Higher raw material costs in 2004, primarily for metal products and filter media, were substantially offset by increased prices to customers. The segment's 2003 operating profit improved 16.9% over fiscal 2002 primarily as a result of significantly improved capacity utilization at several manufacturing plants, increased sales of industrial products for aviation and oil and gas drilling applications, and ongoing discretionary cost reduction programs. As a result of these efforts, the segment's operating margin improved to 7.2% in 2004 from 6.3% in 2003 and 5.4% in 2002.

The Packaging segment's 2004 operating profit improved to $5.2 million from $4.6 million in 2003. The increase resulted from increased utilization of manufacturing capacity related to flat sheet metal decorating and improved operating efficiencies. The segment's raw material costs increased during the second half of 2004 and as a result, customer pricing was increased to substantially offset the additional costs. Operating profit of $4.6 million in 2003 was nearly the same level as recorded in fiscal 2002 on slightly lower sales. Although higher capacity utilization of the segment's metal packaging facilities and cost reduction programs improved the 2003 operating profit, these improvements were offset by lower sales of plastic packaging. Included in 2003 operating profit is approximately $0.4 million related to a change to FIFO inventory costing as described in Note C to the Consolidated Financial Statements.

Other Income(Expense)

Net other income totaled $0.9 million in 2004, and net other expense totaled $1.0 million in 2003 and $6.3 million in 2002. Interest expense of $0.4 million in 2004 was lower than the 2003 amount of $1.8 million and $6.1 million in 2002, due to reduced overall borrowings. Currency gains of $0.5 million in 2004 and $1.0 million in 2003 and currency losses of $0.2 million in 2002 resulted primarily from fluctuations of the Euro against the U.S. dollar. In 2004 a gain of $0.7 million resulted from the first quarter 2004 sale of a building.

(Dollars in millions except per share data)

Provision for Income Taxes

The provision for income taxes in 2004 resulted in an effective tax rate of 35.0% compared to 36.5% in 2003 and 34.7% in 2002. The 2004 provision included a $1.2 million reduction of tax expense related to the reversal of a foreign tax credit valuation allowance due to the recently enacted American Jobs Creation Act of 2004 which extended the period for utilizing tax credits from five years to ten years. This reduced the effective rate in 2004 by 1.2 percentage points. The 2002 provision included approximately $1.0 million related to a research and experiment tax credit recorded in the fourth quarter of 2002 that reduced the effective rate by 1.4 percentage points. The effective tax rate in 2005 is expected to be approximately 36.5%.

Net Earnings and Earnings Per Share

Net earnings of $64.0 million, or diluted earnings per share of $2.48, were at record levels in 2004. Net earnings were $54.6 million in 2003 or diluted earnings per share of $2.15, compared to $46.6 million or diluted earnings per share of $1.85 in 2002. As described in Note A to the Consolidated Financial Statements, diluted earnings per share would have been $2.33, $2.06 and $1.79 for 2004, 2003 and 2002, respectively, had compensation expense for stock options been recorded in accordance with SFAS No. 123. Diluted average shares outstanding for fiscal 2004 were 25,753,369 compared to 25,372,806 for 2003, an increase of 1.4%. Diluted average shares outstanding for fiscal 2002 were 25,171,931. The increase in diluted average shares outstanding was primarily due to additional stock option grants.

FINANCIAL CONDITION

Corporate Liquidity

Cash and short-term cash investments increased to $22.5 million at year-end 2004 from $8.3 million at year-end 2003. As reflected in the Consolidated Statements of Cash Flows, cash provided by operating activities totaled $74.4 million in 2004 compared to $87.9 million in 2003 and $85.0 million in 2002. The reduction in cash provided by operating activities in 2004 from the 2003 and 2002 levels resulted primarily from increased investment in working capital as a result of higher operating activities in 2004. In the fourth quarters of 2004, 2003 and 2002, voluntary contributions of $6.5 million, $3.0 million and $5.0 million, respectively, were made to the Company's defined benefit pension trust for covered U.S. employees. Under the current assumptions for pension plan asset returns, interest rates and benefit costs, annual contributions are not expected to be required until after fiscal 2011 for the qualified U.S. defined benefit plan although additional voluntary contributions may be made in future years.

The Company used cash of $62.2 million for investing activities in 2004, $13.0 million in 2003 and $19.0 million in 2002. The Company made two acquisitions in 2004 for a total investment of $41.9 million. The Company made no acquisitions in fiscal 2003 and cash used for acquisitions in 2002 totaled $10.7 million, offset partially by a $4.0 million settlement payment received from the sellers of an acquisition completed in 2001. Additions to plant assets totaled $22.4 million in 2004 and were primarily for new products, facility additions and improvements and cost reduction programs. Plant asset additions totaled $13.0 million in 2003 and $12.2 million in 2002.

Net cash from financing activities totaled $1.1 million in 2004 and cash used for financing activities totaled $80.7 million and $59.8 million in 2003 and 2002, respectively. In 2004, proceeds from a revolving credit agreement were used primarily for a fourth quarter acquisition whereas in 2003 and 2002, net payments were made on revolving credit agreements. Dividend payments totaled $12.8 million, $12.4 million and $12.0 million in 2004, 2003 and 2002, respectively. The Company expects to continue making quarterly dividend payments to shareholders.

CLARCOR's current operations continue to generate cash and sufficient lines of credit remain available to fund current operating needs, pay dividends, provide for additions and the replacement of necessary plant facilities, and to service and repay long-term debt. A $165 million credit facility with a group of financial institutions will expire in April 2008. As of year-end 2004, the outstanding borrowings against the facility totaled $7.5 million and under a related $40 million letter of credit line subline, $8.5 million had been issued for letters of credit for industrial revenue bonds. The Company's other long-term debt totaled $17.1 million at year-end 2004 and consists principally of industrial revenue bonds. Required principal payments on long-term debt will be approximately $0.4 million in 2004 based on scheduled payments in current debt agreements. In addition, the Company expects to repay the $7.5 million outstanding on its revolving credit facility in 2005. The Company is in compliance with all covenants related to its borrowings, as described in Note G to the Consolidated Financial Statements.

The Company expects to continue to use future additional cash flow for dividends, capital expenditures and acquisitions. Capital expenditures for normal facility maintenance and improvements, expansion of manufacturing and technical facilities, productivity improvements and new products are expected to total $25 to $30 million in 2005. The Company's off-balance sheet arrangements relate to various operating leases as discussed in Note H to the Consolidated Financial Statements. The Company had no derivative, swap, hedge, variable interest entity agreements or special purpose entity agreements at fiscal year-end 2004 or 2003. The Company has no material long-term purchase commitments.

The following table summarizes the Company's fixed cash obligations as of November 30, 2004 over various future years:

	Year 1	Year 2 & 3	Year 4 & 5	There-after
Long-Term Debt	$ 0.4	$ 0.2	$ -	$ 16.5
Credit Facility	-	-	7.5	-
Operating Leases	9.2	11.5	7.1	7.3

While changes in customer demand for our products will affect operating cash flow, the Company is not aware of any known trends, demands or reasonably likely events that would materially affect cash flow from operations in the future. It is likely that additional investments in working capital may be required to support increased operations in fiscal 2005. Business acquisitions or dispositions may also occur in the future that may affect operating cash flows and may require changes in the Company's debt and capitalization.

Capital Resources

The Company's financial position at November 30, 2004, continued to be sufficiently liquid to support current operations and reflects cash flow from operations that was used for acquisitions and plant asset additions during fiscal 2004. Total assets increased to $627.8 million at the end of fiscal 2004, a 16.6% increase from the year-end 2003 level of $538.2 million. Total current assets increased to $304.0 million from $257.4 million at year-end 2003, primarily due to increased accounts receivables and inventories as a result of sales growth, raw material cost increases and acquisitions. Total current liabilities at year-end 2004 increased to $126.3 million from $111.4 million at year-end 2003, primarily as a result of increased payables to vendors. The current ratio was 2.4 at year-end 2004 compared to 2.3 at year-end 2003.

Long-term debt of $24.1 million at year-end 2004 relates primarily to various industrial revenue bonds and $7.5 million for an outstanding amount owed under a revolving credit facility. Shareholders' equity increased to $428.5 million from $370.4 million at year-end 2003. The increase in shareholders' equity resulted primarily from net earnings of $64.0 million offset by dividend payments of $12.8 million or $0.5025 per share. Total debt increased to 5.4% of total capitalization at year-end 2004 compared to 4.5% at year-end 2003.

At November 30, 2004, CLARCOR had 25,611,527 shares of common stock outstanding at $1.00 par value, compared to 25,309,127 shares outstanding at the end of 2003.

OTHER MATTERS

Market Risk

The Company's market risk is primarily related to the potential loss arising from adverse changes in interest rates and foreign currency fluctuations. However, based on the low level of debt obligations as of year-end 2004, interest rate risk is not expected to be significant to the Company in fiscal 2005 and as a result, a 1% change in rates would not have a material impact on the Company's net earnings or cash flows in fiscal 2005. The Company's debt obligations are primarily at variable LIBOR-associated rates and are denominated in U.S. dollars. In order to minimize the long-term costs of borrowing, the Company manages its interest rate risk by monitoring trends in rates as a basis for determining whether to enter into fixed rate or variable rate agreements.

Although the Company continues to evaluate derivative financial instruments, including forwards, swaps and purchased options, to manage foreign currency exchange rate changes, the Company did not hold derivatives during 2004, 2003 or 2002. As a result of continued foreign sales and business activities, the Company will continue to evaluate the use of derivative financial instruments to manage foreign currency exchange rate changes in the future.

Critical Accounting Policies

The Company's critical accounting policies, including the assumptions and judgments underlying them, are disclosed in the Notes to the Consolidated Financial Statements. These policies have been consistently applied in all material respects and address such matters as revenue recognition, depreciation methods, inventory valuation, asset impairment recognition, business combination accounting and pension and postretirement benefits.

While the estimates and judgments associated with the application of these critical accounting policies may be affected by different assumptions or conditions, the Company believes the estimates and judgments associated with the reported amounts are appropriate in the circumstances. The following explains several of the Company's critical accounting policies that are used in preparing its consolidated financial statements which require the Company's management to use significant judgment and estimates:

Goodwill and Indefinite-lived Intangible Assets - The Company periodically reviews goodwill and indefinite-lived intangible assets for impairment. These reviews of fair value involve judgment and estimates of discount rates, transaction multiples and future cash flows for the reporting units that may be impacted by future sales and operating results for the reporting units, market conditions and worldwide economic conditions.

Allowance for Losses on Accounts Receivable - Allowances for losses on customer accounts receivable balances are estimated based on economic conditions in the industries to which the Company sells and on historical experience by evaluating specific customer accounts for risk of loss, fluctuations in amounts owed and current payment trends. The Company's concentration of risk is also monitored and at year-end 2004, the largest outstanding customer account balance was $6.2 million. The allowances provided are estimates that may be impacted by economic and market conditions which could have an effect on future allowance requirements and results of operations.

Pensions - The Company's pension obligations are determined using estimates including those related to discount rates, asset values and changes in compensation. Actual results and future obligations will vary based on changes in interest rates, stock and bond market valuations and employee compensation. In 2005, a reduction in the expected return on plan assets to 8.00% from 8.25% will result in additional expense in fiscal 2005 of approximately $0.2 million, while a reduction in the discount rate to 5.5% from 6.0% will result in additional expense of approximately $0.6 million for the Company's qualified defined benefit pension plan for U.S. covered employees. Interest rates and pension plan valuations may vary significantly based on worldwide economic conditions and asset investment decisions.

Income Taxes - The Company is required to estimate and record income taxes payable for each of the U.S. and international jurisdictions in which the Company operates. This process involves estimating actual current tax expense and assessing temporary differences resulting from differing accounting treatment between tax and book which result in deferred tax assets and liabilities. In addition, accruals are also estimated for federal, state and international tax matters that are subject to judgment. Taxes payable and the related deferred tax differences may be impacted by changes to tax codes, changes in tax rates and changes in taxable profits and losses.

Recent Relevant Accounting Pronouncements

On December 23, 2003, the Financial Accounting Standards Board (FASB) issued SFAS No. 132R, "Employers' Disclosures about Pensions and Other Postretirement Benefits." This Statement requires additional disclosures to be made by employers regarding pensions and other postretirement benefit plans, but does not change the measurement or recognition of those plans. The Company adopted the interim period disclosure provisions of this Statement in fiscal 2004 and Note I to the Consolidated Financial Statements includes the required disclosures.

On May 19, 2004, the FASB issued FASB Staff Position (FSP) No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," (the Act). The Act introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans. The Act did not have a material effect on the measurement of the Company's postretirement obligations. FSP No. 106-2 was effective for the Company's fourth quarter 2004.

Subsequent to the Company's 2004 fiscal year end, the FASB issued SFAS No. 123R, "Share-Based Payment," which requires companies to expense the value of employee stock options and similar awards. SFAS No. 123R is effective for the Company's

(Dollars in millions except per share data)

fourth quarter 2005. Management has not determined the impact of adopting SFAS No. 123R.

On December 21, 2004, subsequent to the Company's 2004 fiscal year end, the FASB issued two FSPs regarding the accounting implications of the American Jobs Creation Act of 2004. FSP No. 109-1, "Application of FASB Statement No. 109 'Accounting for Income Taxes' to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004" is not expected to have an effect on the Company's effective tax rate until fiscal 2006. FSP No. 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004" is effective for fiscal year 2004 and is discussed in Note J to the Consolidated Financial Statements.

Outlook

The Company expects that sales and diluted earnings per share will continue to grow in 2005, making it the 13th consecutive year of both sales and earnings per share growth. The Company expects diluted earnings per share to be in the range of $2.63 to $2.73 in 2005, excluding the effect that will result in the fourth quarter of 2005 from the implementation of SFAS No. 123R. The Company expects that continued cost increases will be incurred for raw materials and employee health insurance and that customer pricing will continue to be increased to recover cost increases. International growth is expected to continue and although currency movements do not usually have a significant impact on sales or operating profit, the Company expects that favorable currency changes would add to what is expected to be another strong year internationally.

Continued sales growth and increased operating profits are expected for the Engine/Mobile Filtration segment as product demand for aftermarket heavy-duty filtration products remains good due in part to high levels of freight transport and railway usage. Growth is also expected due to new product introductions and from sales and marketing initiatives, including growth in sales to OEM dealers.

Sales growth for the Industrial/Environmental segment is also expected primarily due to specialty process liquid filters. The Company also remains optimistic that there will be an upturn in demand for filtration systems sold into capital good markets and for HVAC filtration products and that the Total Filtration Program will grow in 2004. Ongoing price competition related to HVAC filtration products reduced sales in 2004 and may impact sales levels in 2005. The Total Filtration Program had a slow 2003 and 2004 caused by lower sales of maintenance filters to automobile and automotive parts manufacturers. The Total Filtration Program's growth in the future will come from increasing sales to non-automotive customers and expansion of the filter maintenance business. The Total Filtration Program is also expected to benefit from the conversion of the company-owned branches from selling primarily HVAC filtration products to selling the Company's entire range of liquid and air filter products. The operating margin for the Industrial/Environmental segment is expected to continue to improve towards the Company's goal of a 10% annual margin for the segment.

The Packaging segment's sales are expected to grow in 2005 as emphasis continues on increasing sales of flat sheet metal decorating and non-promotional metal and plastic packaging products. Customer pricing will continue to be increased to offset higher costs of raw materials, particularly for metal.

Capital investments will continue to be made in each segment's facilities to improve productivity, expand technical centers, support the Total Filtration Program and produce new products. While the Company fully anticipates that sales and profits will improve as a result of sales initiatives and cost reduction efforts, the Company has developed contingency plans to reduce discretionary spending as necessary.

The Company continues to assess acquisition opportunities, primarily in related filtration businesses. It is expected that these acquisitions would expand the Company's market base, distribution coverage or product offerings. The Company uses financial models and other criteria to review acquisition opportunities and the Company believes that it has sufficient borrowing capacity to continue this acquisition program.

FORWARD-LOOKING STATEMENTS

Certain statements quoted in this Annual Report are forward-looking. These statements involve risk and uncertainty. Actual future results and trends may differ materially depending on a variety of factors including: the volume and timing of orders received during the year; the mix of changes in distribution channels through which the Company's products are sold; the success of the Company's Total Filtration Program; the timing and acceptance of new products and product enhancements by the Company or its competitors; changes in pricing, labor availability and related costs, product life cycles and purchasing patterns of distributors and customers; changes in costs of raw materials, insurance, pensions and energy; competitive conditions in the industry; business cycles affecting the markets in which the Company's products are sold; the success of sales and marketing programs; the effectiveness of plant conversions, plant expansions and productivity improvement programs; the management of both growth and acquisitions; the cost of compliance with regulatory requirements such as Sarbanes-Oxley Section 404; the effect of changes in accounting rules; the fluctuation in foreign and U.S. currency exchange rates; market disruptions caused by domestic or international conflicts; extraordinary events such as litigation, acquisitions or divestitures including related charges; and economic conditions generally or in various geographic areas. All of the foregoing matters are difficult to forecast. The future results of the Company may fluctuate as a result of these and the other risk factors detailed from time to time in the Company's filings with the Securities and Exchange Commission.

Due to the foregoing items, it is possible that, in the future, the Company's operating results will be below the expectations of stock market analysts and investors. In such event, the price of CLARCOR common stock could be materially adversely affected.

November 30, 2004 and 2003
(Dollars in thousands except per share data)

ASSETS	2004	2003
Current assets:		
Cash and short-term cash investments	$ 22,520	$ 8,348
Accounts receivable, less allowance for losses of $9,557 for 2004 and $9,106 for 2003	143,719	127,546
Inventories	115,571	99,673
Prepaid expenses and other current assets	5,111	5,880
Deferred income taxes	17,069	15,955
Total current assets	303,990	257,402
Plant assets, at cost less accumulated depreciation	142,242	129,572
Acquired intangibles, less accumulated amortization	147,789	122,351
Pension assets	24,574	20,153
Other noncurrent assets	9,202	8,759
Total assets	$627,797	$538,237

LIABILITIES	2004	2003
Current liabilities:		
Current portion of long-term debt	$ 420	$ 674
Accounts payable and accrued liabilities	117,859	102,322
Income taxes	7,993	8,377
Total current liabilities	126,272	111,373
Long-term debt, less current portion	24,130	16,913
Postretirement health care benefits	4,380	4,313
Long-term pension liabilities	11,256	7,813
Deferred income taxes	26,778	21,729
Other long-term liabilities	4,874	4,026
Minority interests	1,645	1,678
Contingencies		

SHAREHOLDERS' EQUITY	2004	2003
Capital stock:		
Preferred, par value $1, authorized 5,000,000 shares, none issued	-	-
Common, par value $1, authorized 60,000,000 shares, issued 25,611,527 in 2004 and 25,309,127 in 2003	25,612	25,309
Capital in excess of par value	23,995	19,998
Accumulated other comprehensive earnings	1,671	(936)
Retained earnings	377,184	326,021
Total shareholders' equity	428,462	370,392
Total liabilities and shareholders' equity	$627,797	$538,237

The accompanying notes are an integral part of the consolidated financial statements.

statements of earnings

For the years ended November 30, 2004, 2003 and 2002
(Dollars in thousands except per share data)

	2004	2003	2002
Net sales	**$787,686**	$741,358	$715,563
Cost of sales	**547,058**	519,667	508,273
Gross profit	**240,628**	221,691	207,290
Selling and administrative expenses	**142,451**	134,629	129,515
Operating profit	**98,177**	87,062	77,775
Other income (expense):			
Interest expense	**(446)**	(1,767)	(6,073)
Interest income	**385**	235	461
Other, net	**944**	529	(713)
	883	(1,003)	(6,325)
Earnings before income taxes and minority interests	**99,060**	86,059	71,450
Provision for income taxes	**34,717**	31,371	24,773
Earnings before minority interests	**64,343**	54,688	46,677
Minority interests in earnings of subsidiaries	**(346)**	(136)	(76)
Net earnings	**$ 63,997**	$ 54,552	$ 46,601
Net earnings per common share:			
Basic	**$ 2.51**	$ 2.17	$ 1.88
Diluted	**$ 2.48**	$ 2.15	$ 1.85
Average number of common shares outstanding:			
Basic	**25,492,157**	25,106,561	24,839,812
Diluted	**25,753,369**	25,372,806	25,171,931

The accompanying notes are an integral part of the consolidated financial statements.

For the years ended November 30, 2004, 2003 and 2002
(Dollars in thousands except per share data)

	Common Stock		Capital in	Accumulated Other		
	Number of Shares Issued	Amount Issued	Excess of Par Value	Comprehensive Earnings	Retained Earnings	Total
Balance, November 30, 2001	24,626,236	$ 24,626	$ 9,565	$ (9,179)	$ 249,249	$ 274,261
Net earnings	-	-	-	-	46,601	46,601
Other comprehensive earnings, net of tax:						
Minimum pension liability adjustment	-	-	-	(1,122)	-	(1,122)
Unrealized gain on derivative	-	-	-	1,906	-	1,906
Translation adjustments	-	-	-	2,208	-	2,208
Total comprehensive earnings						49,593
Stock options exercised	278,969	279	(501)	-	-	(222)
Tax benefit applicable to stock options	-	-	2,939	-	-	2,939
Issuance of stock under award plans	17,884	18	851	-	-	869
Forfeiture of stock under award plans	(4,475)	(4)	-	-	-	(4)
Cash dividends - $0.4825 per common share	-	-	-	-	(11,975)	(11,975)
Balance, November 30, 2002	24,918,614	24,919	12,854	(6,187)	283,875	315,461
Net earnings	-	-	-	-	54,552	54,552
Other comprehensive earnings, net of tax:						
Minimum pension liability adjustment	-	-	-	517	-	517
Translation adjustments	-	-	-	4,734	-	4,734
Total comprehensive earnings						59,803
Stock options exercised	385,170	385	2,097	-	-	2,482
Tax benefit applicable to stock options	-	-	4,494	-	-	4,494
Issuance of stock under award plans	11,913	12	553	-	-	565
Forfeiture of stock under award plans	(6,570)	(7)	-	-	-	(7)
Cash dividends - $0.4925 per common share	-	-	-	-	(12,406)	(12,406)
Balance, November 30, 2003	25,309,127	25,309	19,998	(936)	326,021	370,392
Net earnings	-	-	-	-	63,997	63,997
Other comprehensive earnings, net of tax:						
Minimum pension liability adjustment	-	-	-	(1,229)	-	(1,229)
Translation adjustments	-	-	-	3,836	-	3,836
Total comprehensive earnings						66,604
Stock options exercised	265,041	265	(2,667)	-	-	(2,402)
Tax benefit applicable to stock options	-	-	5,378	-	-	5,378
Issuance of stock under award plans	37,359	38	1,286	-	-	1,324
Cash dividends - $0.5025 per common share	-	-	-	-	(12,834)	(12,834)
Balance, November 30, 2004	25,611,527	$ 25,612	$ 23,995	$ 1,671	$ 377,184	$ 428,462

The accompanying notes are an integral part of the consolidated financial statements.

For the years ended November 30, 2004, 2003 and 2002
(Dollars in thousands)

	2004	2003	2002
Cash flows from operating activities:			
Net earnings	**$ 63,997**	$ 54,552	$ 46,601
Adjustments to reconcile net earnings to net cash provided by operations:			
Depreciation	**18,241**	18,078	18,999
Amortization	**910**	907	761
Minority interests in earnings of subsidiaries	**346**	136	76
Net (gain) / loss on dispositions of plant assets	**(522)**	105	146
Changes in assets and liabilities, net of business acquisitions:			
Accounts receivable	**(13,152)**	(4,392)	(3,804)
Inventories	**(11,303)**	3,572	1,561
Prepaid expenses and other current assets	**831**	(332)	(150)
Other noncurrent assets	**1,056**	(862)	1,495
Accounts payable and accrued liabilities	**7,893**	5,879	14,020
Pension assets and liabilities, net	**(2,936)**	1,817	(1,757)
Income taxes	**4,994**	4,810	5,756
Deferred income taxes	**4,051**	3,626	1,315
Net cash provided by operating activities	**74,406**	87,896	85,019
Cash flows from investing activities:			
Additions to plant assets	**(22,352)**	(13,042)	(12,204)
Business acquisitions, net of cash acquired	**(41,893)**	-	(6,677)
Dispositions of plant assets	**2,071**	7	63
Other, net	**(35)**	49	(160)
Net cash used in investing activities	**(62,209)**	(12,986)	(18,978)
Cash flows from financing activities:			
Proceeds from multicurrency revolving credit agreements	**30,713**	108,386	24,333
Payments on multicurrency revolving credit agreements	**(19,000)**	(170,859)	(68,500)
Payments on long-term debt	**(519)**	(11,044)	(5,604)
Sales of capital stock under stock option and employee purchase plans	**2,703**	5,254	1,972
Cash dividends paid	**(12,834)**	(12,406)	(11,975)
Net cash provided by (used in) financing activities	**1,063**	(80,669)	(59,774)
Net effect of exchange rate changes on cash	**912**	360	62
Net change in cash and short-term cash investments	**14,172**	(5,399)	6,329
Cash and short-term cash investments, beginning of year	**8,348**	13,747	7,418
Cash and short-term cash investments, end of year	**$ 22,520**	$ 8,348	$ 13,747

The accompanying notes are an integral part of the consolidated financial statements.

(Dollars in thousands except per share data)

A. ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include all domestic and foreign subsidiaries that are more than 50% owned and controlled. CLARCOR Inc. and its subsidiaries are hereinafter collectively referred to as the "Company" or CLARCOR. The Company has three reportable segments: Engine/Mobile Filtration, Industrial/Environmental Filtration and Packaging.

Use of Management's Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting Period

The Company's fiscal year ends on the Saturday closest to November 30. The fiscal years ended November 27, 2004, November 29, 2003, and November 30, 2002 were comprised of fifty-two weeks. In the consolidated financial statements, all fiscal years are shown to begin as of December 1 and end as of November 30 for clarity of presentation.

Cash Equivalents

All highly liquid investments with a maturity of three months or less when purchased or that are readily saleable are considered to be short-term cash equivalents. The carrying amount of the investments approximates fair value.

Foreign Currency Translation

Financial statements of foreign subsidiaries are translated into U.S. dollars at current rates, except that revenues, costs, expenses and cash flows are translated at average rates during each reporting period. Net exchange gains or losses resulting from the translation of foreign financial statements are accumulated with other comprehensive earnings as a separate component of shareholders' equity and are presented in the Consolidated Statements of Shareholders' Equity.

Derivatives

The Company makes limited use of derivative financial instruments to manage certain interest rate and foreign currency risks. Interest rate swap agreements are utilized to convert certain floating rate debt into fixed rate debt. Cash flows related to interest rate swap agreements are included in interest expense over the terms of the agreements.

The Company documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. In addition, the Company assesses (both at the hedge's inception and on an ongoing basis) the effectiveness of the derivatives that are used in hedging transactions. If it is determined that a derivative is not (or has ceased to be) effective as a hedge, the Company would discontinue hedge accounting prospectively. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.

Comprehensive Earnings

Foreign currency translation adjustments, unrealized gains and losses on derivative instruments and minimum pension liability adjustments are included in other comprehensive earnings, net of tax.

The components of the ending balances of accumulated other comprehensive earnings are as follows:

	2004	2003	2002
Minimum pension liability, net of tax	**$ (1,834)**	$ (605)	$(1,122)
Translation adjustments	**3,505**	(331)	(5,065)
Accumulated other comprehensive earnings / (loss)	**$ 1,671**	$ (936)	$ (6,187)

The minimum pension liability is net of tax of $1,089, $359, and $666 for the years ended November 30, 2004, 2003 and 2002, respectively.

Stock-based Compensation

In accordance with Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation" and SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," the Company accounts for stock-based compensation using the intrinsic value method as prescribed under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations and provides the disclosure-only provisions of SFAS No. 123.

If the Company had determined compensation expense for its stock-based compensation plans based on the fair value at the grant dates consistent with the method of SFAS No. 123 and SFAS No. 148, the Company's pro forma net earnings and basic and diluted earnings per share (EPS) would have been as follows.

	2004	2003	2002
Net earnings, as reported	**$ 63,997**	$ 54,552	$ 46,601
Add stock-based compensation expense, net of tax, included in net earnings	**489**	361	271
Less total stock-based compensation expense under the fair value-based method, net of tax	**(4,362)**	(2,668)	(1,758)
Pro forma net earnings	**$ 60,124**	$ 52,245	$ 45,114
Basic EPS, as reported	**$ 2.51**	$ 2.17	$ 1.88
Pro forma basic EPS	**$ 2.36**	$ 2.08	$ 1.82
Diluted EPS, as reported	**$ 2.48**	$ 2.15	$ 1.85
Pro forma diluted EPS	**$ 2.33**	$ 2.06	$ 1.79

Accounts Receivable and Allowance for Losses

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for losses is the Company's best estimate of the amount of probable credit losses in its existing accounts receivable. The Company determines the allowance based on historical write-off experience by industry, regional economic data and evaluating specific customer accounts for risk of loss. The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. Account balances are charged off against the allowance when it is probable the receivable will not be recovered. The Company does not have any off-balance-sheet credit exposure related to its customers.

Plant Assets

Depreciation is determined primarily by the straight-line method for financial statement purposes and by the accelerated method for tax purposes. The provision for depreciation is based on the estimated useful lives of the assets (15 to 40 years for buildings and improvements and 3 to 15 years for machinery and equipment). It is the policy of the Company to capitalize

(Dollars in thousands except per share data)

renewals and betterments and to charge to expense the cost of current maintenance and repairs. When property or equipment is retired or otherwise disposed of, the net book value of the asset is removed from the Company's books and the resulting gain or loss is reflected in earnings.

Goodwill and Other Intangible Assets

The Company recognizes the excess of the cost of an acquired entity over the net amount assigned to assets acquired and liabilities assumed as goodwill. Goodwill is tested for impairment on an annual basis and between annual tests in certain circumstances. Impairment losses would be recognized whenever the implied fair value of goodwill is less than its carrying value.

The Company recognizes an acquired intangible apart from goodwill whenever the asset arises from contractual or other legal rights, or whenever it is capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented, or exchanged, either individually or in combination with a related contract, asset or liability. An intangible other than goodwill is amortized over its estimated useful life unless that life is determined to be indefinite. The Company's trade names and trademarks have indefinite useful lives and are subject to impairment testing. All other acquired intangible assets, including patents (average fourteen year life) and other identifiable intangible assets with lives ranging from one to thirty years, are being amortized using the straight-line method over the estimated periods to be benefited. The Company reviews the lives of its definite-lived intangibles annually and if necessary, impairment losses would be recognized if the carrying amount of an intangible subject to amortization is not recoverable from expected future cash flows and its carrying amount exceeds its fair value.

Impairment of Long-Lived Assets

The Company determines any impairment losses based on underlying cash flows related to specific groups of acquired long-lived assets, including associated identifiable intangibles and goodwill, when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Income Taxes

The Company provides for income taxes and recognizes deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities.

Revenue Recognition

Revenue is recognized when product ownership and risk of loss has transferred to the customer or performance of services is complete and the Company has no remaining obligations regarding the transaction. Estimated discounts and rebates are recorded as a reduction of sales in the same period revenue is recognized. Shipping and handling costs are recorded as revenue when billed to customers.

Product Warranties

The Company provides for estimated warranty costs when the related products are recorded as sales or for specific items at the time their existence is known and the amounts are reasonably determinable.

Research and Development

The Company charges research and development costs relating to the development of new products or the improvement or redesign of its existing products to expense when incurred. These costs totaled approximately $7,950 in 2004, $7,403 in 2003 and $6,482 in 2002.

Guarantees

The Company has provided letters of credit totaling approximately $24,649 to various government agencies, primarily related to industrial revenue bonds, and to insurance companies and other entities in support of its obligations. The Company believes that no payments will be required resulting from these accommodation obligations.

In the ordinary course of business, the Company also provides routine indemnifications and other guarantees whose terms range in duration and often are not explicitly defined. The Company does not believe these will have a material impact on the results of operations or financial condition of the Company.

The Company has a majority ownership interest in a consolidated affiliate in which the Company has agreed, under certain conditions, to buy out the minority owners' interest for an amount estimated not to exceed $1,400.

New Pronouncements

On December 23, 2003, the Financial Accounting Standards Board (FASB) issued SFAS No. 132R, "Employers' Disclosures about Pensions and Other Postretirement Benefits." This Statement requires additional disclosures to be made by employers regarding pensions and other postretirement benefit plans, but does not change the measurement or recognition of those plans. The Company adopted the interim period disclosure provisions of this Statement in fiscal 2004 and Note I to the Consolidated Financial Statements includes the required disclosures.

On May 19, 2004, the FASB issued FASB Staff Position (FSP) No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," (the Act). The Act introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans. The Act did not have a material effect on the measurement of the Company's postretirement obligations. FSP No. 106-2 was effective for the Company's fourth quarter 2004.

Subsequent to the Company's 2004 fiscal year end, the FASB issued SFAS No. 123R, "Share-Based Payment," which requires companies to expense the value of employee stock options and similar awards. SFAS No. 123R is effective for the Company's fourth quarter 2005. Management has not determined the impact of adopting SFAS No. 123R.

On December 21, 2004, subsequent to the Company's 2004 fiscal year end, the FASB issued two FSPs regarding the accounting implications of the American Jobs Creation Act of 2004. FSP No. 109-1, "Application of FASB Statement No. 109 'Accounting for Income Taxes' to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004" is not expected to have an effect on the Company's effective tax rate until fiscal 2006. FSP No. 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004" is effective for fiscal year 2004 and is discussed in Note J.

B. ACQUISITIONS

On September 15, 2004, the Company acquired certain assets of United EFP, a privately-owned manufacturer of woven wire and metallic screening and filtration products for the plastic and polymer fiber industries, operating through two manufacturing facilities in Houston, Texas and Shelby, North Carolina for approximately $37,022 net of cash received, including acquisition expenses. The preliminary purchase price was paid in cash with available funds and proceeds from a revolving credit facility. United EFP was renamed Purolator EFP (EFP) and became a wholly-owned subsidiary reported as part of the Industrial/Environmental Filtration segment. EFP's sales in the most recent twelve-month period prior to the acquisition were approximately $25,000. The acquisition would not have significantly affected net earnings and earnings per share of the Company for prior fiscal years. The Company expects the acquisition to be accretive to earnings per share in fiscal year 2005.

The transaction was accounted for under the purchase method of accounting with the excess of the initial purchase price over the estimated fair value of the net tangible and identifiable intangible assets acquired recorded as goodwill. The initial purchase price was based on the net assets of the business acquired as shown on a September 14, 2004 balance sheet which is subject to a final adjustment. The preliminary allocation of the purchase price over the preliminary estimated fair value of the tangible and identifiable intangible assets acquired for EFP resulted in $16,357 recorded as goodwill. In addition, the Company recognized $5,204 for customer relationships that will be amortized over twenty years, $18 as indefinite-lived trademarks and $560 as other acquired intangibles which will be amortized over three years. The preliminary allocation for EFP will be finalized when the Company completes its estimates of liabilities assumed, finishes an appraisal of the assets acquired and finalizes the purchase price with the sellers. The Company expects to do this in the first six months of fiscal 2005. Following is a preliminary condensed balance sheet based on fair values of the assets acquired and liabilities assumed.

Cash	$ 2
Accounts receivable, less allowance for losses	3,151
Inventory, net	3,679
Prepaid assets	62
Plant assets	9,555
Goodwill	16,357
Other acquired intangibles	5,782
Total assets acquired	38,588
Accounts payable and accrued liabilities	(1,564)
Net assets acquired	$ 37,024

On March 1, 2004, the Company acquired certain assets of Filtrel Group, a Luton, England manufacturer and distributor of heavy-duty engine air filters for approximately $4,871 in cash. As a result of the acquisition, the assets were combined into existing subsidiaries of the Company in the Engine/Mobile Filtration segment. A preliminary allocation of the initial purchase price has been made to major categories of assets and liabilities. The $3,598 excess of the initial purchase price over the preliminary estimated fair value of the net tangible and identifiable intangible assets acquired was recorded as goodwill. Other acquired intangibles included a noncompete agreement valued by an independent appraiser at $115, which will be amortized on a straight-line basis over two years. The Company also recorded $50 as exit costs for terminated employees. This amount was paid during the quarter ended May 29, 2004. The acquisition is not material to the results of the Company. The Company expects to make additional adjustments to reflect final purchase agreement adjustments in the first six months of fiscal 2005.

On June 5, 2002, the Company acquired CLARCOR UK (formerly Locker Filtration Limited), a Warrington, England manufacturer of heavy-duty air filters, diesel and gas turbine air intake system filters and specialty filters. The Company acquired Total Filter Technology (TFT), a process liquid filtration manufacturer based in North Chelmsford, Massachusetts during third quarter 2002 and FilterSource, an air filtration distributor based in California during fourth quarter 2002. The three acquisitions were purchased for approximately $10,371 in cash and their results were included in the Company's consolidated results of operations from the dates of acquisition. The combined sales for CLARCOR UK, TFT and FilterSource in the most recent twelve-month period prior to acquisition were approximately $16,500. The acquisitions are not material to the results of the Company. CLARCOR UK is included in the Engine/Mobile Filtration segment. TFT and FilterSource are included in the Industrial/Environmental Filtration segment. An allocation of the purchase price has been made to major categories of assets and liabilities for each acquisition. The allocation of the purchase price over the estimated fair value of the tangible and identifiable intangible assets acquired for CLARCOR UK, TFT and FilterSource resulted in $2,713, $2,477 and $461 recorded as goodwill for each acquisition, respectively. The Company recognized $943 for a CLARCOR UK customer relationship that will be amortized over ten years. In connection with the TFT and FilterSource acquisitions, the Company recorded $221 as indefinite-lived trademarks and $1,049 as other acquired intangibles which will be amortized over a weighted average life of eight years.

C. INVENTORIES

Inventories are stated at the lower of cost or market. During the fourth quarter of 2003, the Company changed its method of inventory costing on certain inventories from the last-in, first-out (LIFO) method to the first-in, first-out (FIFO) method. The change increased net income in 2003 by $289 or $.01 per diluted share. Prior years were not restated as the impact of the change was immaterial to each year. The FIFO method approximates current cost. Inventories are summarized as follows:

	2004	2003
Raw materials	**$ 39,630**	$ 34,174
Work in process	**14,432**	11,866
Finished products	**61,509**	53,633
	$ 115,571	$ 99,673

D. PLANT ASSETS

Plant assets at November 30, 2004 and 2003 were as follows:

	2004	2003
Land	**$ 6,934**	$ 6,656
Buildings and building fixtures	**80,395**	76,517
Machinery and equipment	**233,655**	215,398
Construction in process	**10,186**	6,321
	331,170	304,892
Less accumulated depreciation	**188,928**	175,320
	$ 142,242	$ 129,572

E. ACQUIRED INTANGIBLES

The following table summarizes the activity for acquired intangibles by reporting unit for fiscal year 2004. Other acquired intangibles at November 30, 2004 include $7,845 for customer relationships and $7,276 for other acquired intangibles, which include parts manufacturer regulatory approvals, patents and noncompete agreements.

(Dollars in thousands except per share data)

	Beginning of Year	Acquisitions	Currency Translation Adjustments	Amortization	End of Year
Goodwill:					
Engine/Mobile Filtration	$12,170	$ 3,598	$481	$ -	$ 16,249
Industrial/Environmental Filtration	70,550	16,357	18	-	86,925
Packaging	-	-	-	-	-
	$82,720	$19,955	$499	$ -	$103,174
Trademarks and trade names:					
Engine/Mobile Filtration	$ 603	$ -	$ -	$ -	$ 603
Industrial/Environmental Filtration	28,873	18	-	-	28,891
Packaging	-	-	-	-	-
	$29,476	$ 18	$ -	$ -	$ 29,494
Other acquired intangibles, gross:					
Engine/Mobile Filtration	$ 1,040	$ 115	$ (3)	$ -	$ 1,152
Industrial/Environmental Filtration	13,104	5,764	-	-	18,868
Packaging	-	-	-	-	-
	14,144	5,879	(3)	-	20,020
Less accumulated amortization	3,989	-	-	910	4,899
Other acquired intangibles, net	$10,155	$ 5,879	$ (3)	$910	$ 15,121

The Company has completed the annual impairment reviews at each year-end since 2002, with no indication of impairment of goodwill. In performing the impairment reviews, the Company estimated the fair values of the reporting units using a present value method that discounted future cash flows. Such valuations are sensitive to assumptions associated with cash flow growth, discount rates, terminal value and the aggregation of reporting unit components. The Company further assessed the reasonableness of these estimates by using valuation methods based on market multiples and recent capital market transactions.

The Company performed the annual impairment tests on its indefinite-lived intangibles as of November 30, 2004 and 2003 using the relief-from-royalty method to determine the fair value of its trademarks and trade names. There was no impairment as the fair value was greater than the carrying value for these indefinite-lived intangibles as of these dates.

In addition, the Company reassessed the useful lives and classification of identifiable finite-lived intangible assets at each year end and determined that they continue to be appropriate. Amortization expense was $910, $907 and $761 for the years ended November 30, 2004, 2003 and 2002, respectively. The estimated amounts of amortization expense for the next five years are $1,251 in 2005, $1,205 in 2006, $1,091 in 2007, $912 in 2008 and $912 in 2009.

F. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities at November 30, 2004 and 2003 were as follows:

	2004	2003
Accounts payable	**$ 63,605**	$ 49,256
Accrued salaries, wages and commissions	**16,226**	16,068
Compensated absences	**7,542**	7,332
Accrued insurance liabilities	**10,872**	9,431
Accrued pension liabilities	**680**	518
Warranties	**1,200**	1,789
Other accrued liabilities	**17,734**	17,928
	$117,859	$102,322

Warranties are recorded as a liability on the balance sheet and as charges to current expense for estimated normal warranty costs and, if applicable, for specific performance issues known to exist on products already sold. The expenses estimated to be incurred are provided at the time of sale and adjusted as needed, based primarily upon experience.

Changes in the Company's warranty accrual during the year ended November 30, 2004 are as follows:

Balance at November 30, 2003	$ 1,789
Accruals for warranties issued during the period	1,119
Accruals related to pre-existing warranties	(104)
Settlements made during the period	(1,633)
Other adjustments, primarily currency translation	29
Balance at November 30, 2004	$ 1,200

G. LONG-TERM DEBT

Long-term debt at November 30, 2004 and 2003 consisted of the following:

	2004	2003
Multicurrency revolving credit agreements, interest payable at the end of each funding period at an adjusted LIBOR	**$ 7,500**	$ -
Industrial Revenue Bonds, at .85% to 1.95% interest rates	**16,638**	16,968
Other	**412**	619
	24,550	17,587
Less current portion	**420**	674
	$24,130	$16,913

A fair value estimate of $23,963 and $17,359 for long-term debt in 2004 and 2003, respectively, is based on the current interest rates available to the Company for debt with similar remaining maturities.

In April 2003, the Company entered into a five-year multicurrency revolving credit agreement with a group of participating financial institutions under which it may borrow up to $165,000. At year-end 2004, the interest rate on the outstanding borrowings under the credit agreement was 2.49%. The credit agreement provides that loans may be made under a selection of currencies and rate formulas. The interest rate is based upon either a defined Base Rate or the London Interbank Offered Rate (LIBOR) plus or minus applicable margins. Facility fees and other fees on the entire loan commitment are payable for the duration of this facility.

Borrowings under the credit facility are unsecured but are guaranteed by subsidiaries of the Company. The agreement related to this borrowing includes certain restrictive covenants that include maintaining minimum consolidated net worth, limiting new borrowings, maintaining a minimum interest coverage and restricting certain changes in ownership. The Company was in compliance with these covenants throughout fiscal years 2004 and 2003. This agreement also includes a $40,000 letter of credit line subline, against which $8,491 and $14,095 in letters of credit had been issued at November 30, 2004 and 2003, respectively.

The industrial revenue bonds include $8,000 issued in cooperation with the Campbellsville-Taylor County Industrial Development Authority (Kentucky), that are due May 1, 2031, with a variable rate of interest that is reset weekly. In connection with the issuance of these bonds, the Company holds in trust certain restricted investments committed for the acquisition of plant equipment. At November 30, 2004 and 2003, the restricted asset balance was

$594 and $1,268, respectively, and is included in other noncurrent assets. The Company has other industrial revenue bonds, including $8,410 issued in cooperation with the South Dakota Economic Development Finance Authority due February 1, 2016 with a variable rate of interest that is reset weekly and additional bonds of $228 and $558 outstanding as of November 30, 2004 and 2003, respectively, which mature in 2005.

Required principal maturities of long-term debt for the next five fiscal years ending November 30 approximates: $420 in 2005, $220 in 2006, $0 in 2007, $7,500 in 2008, $0 in 2009 and $16,410 thereafter. The Company expects to repay the $7,500 outstanding on the revolver in fiscal 2005.

At November 30, 2001, the Company had an interest rate agreement that provided for the Company to pay a 7.34% fixed interest rate on a notional amount of $60,000 and receive interest at floating rates based on LIBOR. The agreement expired September 11, 2002. This derivative instrument was designated as a cash flow hedge and determined to be effective. Therefore, there was no adjustment to net earnings during 2002. The net gain included in other comprehensive earnings for the twelve months ended November 30, 2002 was $1,906 (or $2,932 pretax). Approximately $1,983 of derivative gains were reclassified into earnings during the fiscal year ended November 30, 2002 as payments were made on its variable rate interest debt.

Interest paid totaled $278, $1,868 and $7,482 during 2004, 2003 and 2002, respectively.

H. LEASES

The Company has various lease agreements for offices, warehouses, manufacturing plants, and equipment that expire on various dates through December 2015 and contain renewal options. Some of these leases provide for payment of property taxes, utilities and certain other expenses. Commitments for minimum rentals under noncancelable leases at November 30, 2004 for the next five years are: $9,163 in 2005, $6,547 in 2006, $4,943 in 2007, $4,217 in 2008 and $2,899 in 2009. Rent expense totaled $10,316, $9,999 and $9,879 for the years ended November 30, 2004, 2003 and 2002, respectively.

I. PENSION AND OTHER POSTRETIREMENT PLANS

The Company has defined benefit pension plans and postretirement health care plans covering certain current and retired employees. In addition to the plan assets related to qualified plans, the Company has funded approximately $1,551 and $1,682 at November 30, 2004 and 2003, respectively, in a restricted trust for its nonqualified plans. This trust is included in other noncurrent assets in the Company's Consolidated Balance Sheets.

Effective January 1, 2004, the Company froze participation in one of its defined benefit plans. Certain current plan participants will continue to participate in the plan while other participants will not accrue future benefits under the plan but will participate in an enhanced defined contribution plan which offers an increased company match.

The Company's policy is to contribute to the qualified U.S. and non-U.S. pension plans at least the minimum amount required by applicable laws and regulations, to contribute to the nonqualified plan when required for benefit payments, and to contribute to the postretirement benefit plan an amount equal to the benefit payments. During 2005, the minimum required contribution for the U.S. and non-U.S. pension plans is expected to be zero. The Company from time to time makes contributions in excess of the minimum amount required as economic conditions warrant. The Company contributed $6,500 and $3,000 to the qualified U.S. pension plan in fiscal years 2004 and 2003, respectively. The Company does not expect to make contributions to the U.S. qualified plan in 2005; however it does expect to contribute $421 to the U.S. nonqualified plan, $220 to the non-U.S. plan and $265 to the postretirement benefit plan to pay benefits during 2005.

The following table shows reconciliations of the pension plans and other postretirement plan benefits as of November 30, 2004 and 2003. The accrued pension benefit liability includes an unfunded benefit obligation of $12,737 and $9,189 as of November 30, 2004 and 2003, respectively, related to nonqualified plans.

	Pension Benefits		Other Postretirement Benefits	
Change in benefit obligation:	**2004**	2003	**2004**	2003
Benefit obligation at beginning of year	**$ 100,509**	$ 89,116	**$ 3,750**	$ 3,661
Currency translation	**731**	730	**-**	-
Service cost	**3,473**	4,327	**124**	114
Interest cost	**5,906**	5,820	**217**	237
Plan participants' contributions	**78**	62	**-**	-
Amendments	**(138)**	(4,014)	**(1,708)**	-
Actuarial losses / (gains)	**10,765**	11,025	**(156)**	(180)
Benefits paid	**(4,804)**	(6,557)	**(233)**	(82)
Benefit obligation at end of year	**$ 116,520**	$ 100,509	**$ 1,994**	$ 3,750
Change in plan assets:				
Fair value of plan assets at beginning of year	**$ 86,582**	$ 72,969	**$ -**	$ -
Currency translation	**541**	466	**-**	-
Actual return on plan assets	**7,207**	14,815	**-**	-
Employer contribution	**6,667**	3,103	**-**	-
Plan participants' contributions	**78**	62	**-**	-
Benefits paid	**(4,544)**	(4,833)	**-**	-
Fair value of plan assets at end of year	**$ 96,531**	$ 86,582	**$ -**	$ -
Reconciliation of Funded Status:				
Accumulated benefit obligation	**$ 106,668**	$ 92,382	**$ n/a**	$ n/a
Additional benefit obligation for future salary increases	**9,852**	8,127	**n/a**	n/a
Benefit obligation	**116,520**	100,509	**1,994**	3,750
Fair value of plan assets	**96,531**	86,582	**-**	-
Funded status	**(19,989)**	(13,927)	**(1,994)**	(3,750)
Unrecognized prior service cost	**1,066**	1,362	**(1,708)**	-
Unrecognized net actuarial loss/ (gain)	**35,630**	26,359	**(943)**	(819)
Net amount recognized	**$ 16,707**	$ 13,794	**$ (4,645)**	$ (4,569)
Amounts recognized in the Consolidated Balance Sheets include:				
Prepaid benefit cost	**$ 24,574**	$ 20,153	**$ -**	$ -
Accrued benefit liability	**(11,936)**	(8,331)	**(4,645)**	(4,569)
Other noncurrent assets	**1,146**	1,008	**-**	-
Accumulated other comprehensive income, pretax	**2,923**	964	**-**	-
Net amount recognized	**$ 16,707**	$ 13,794	**$ (4,645)**	$ (4,569)
Assumptions:				
Discount rate	**5.50%**	6.00%	**5.50%**	6.00%
Rate of compensation increase	**4.00%**	4.00%	**n/a**	n/a
Measurement date	**11/01/04**	11/01/03	**11/01/04**	11/01/03

(Dollars in thousands except per share data)

The assumptions for the discount rate, rate of compensation increase and expected rate of return and the asset allocations related to the non-U.S. plan are not materially different than for the U.S. plans. The U.S. plan's target allocation is 70% equity securities and 30% debt securities. The target allocation is based on the Company's desire to maximize total return considering the long-term funding objectives of the pension plans but may change in the future. With advice from investment managers, plan assets are diversified to achieve a balance between risk and return. The Company's expected long-term rate of return considers historical returns on plan assets as well as future expectation given the target allocation and current economic conditions with input from investment managers and actuaries.

As of November 30, the actual pension asset allocations were as follows:

	2004	2003
Equity securities	**69.0%**	69.1%
Debt securities	**30.6%**	30.5%
Other	**0.4%**	0.4%
Total	**100.0%**	100.0%

The expected pension benefit payments for the next ten fiscal years are as follows:

	Pension Benefits	Other Postretirement Benefits
2005	$ 5,018	$ 265
2006	5,099	295
2007	5,223	309
2008	15,308	279
2009	5,877	234
2010-2014	39,392	748

The components of net periodic benefit cost for pensions are shown below. Increases in the liability due to changes in plan benefits are recognized in the net periodic benefit costs through a straight-line amortization over the average remaining service period of employees expected to receive benefits.

	Pension Benefits		
	2004	2003	2002
Components of net periodic benefit cost:			
Service cost	**$ 3,473**	$ 4,327	$ 3,887
Interest cost	**5,906**	5,820	5,759
Expected return on plan assets	**(6,963)**	(6,001)	(6,793)
Amortization of unrecognized:			
Prior service cost	**158**	140	134
Net actuarial loss	**1,375**	1,689	628
Settlement costs for a terminated plan	**-**	69	-
Net periodic benefit cost	**$ 3,949**	$ 6,044	$ 3,615
Assumptions:			
Discount rate	**6.00%**	6.75%	7.25%
Expected return on plan assets	**8.25%**	8.50%	9.00%
Rate of compensation increase	**4.00%**	5.00%	5.00%
Measurement date	**11/01/03**	11/01/02	11/01/01

The assumptions for the expected long-term rate of return on plan assets were based on historical performance and adjusted to reflect the potential range of returns for the current asset allocations. For fiscal 2005, the Company will lower its long-term return on assets assumption to 8.00% and its discount rate assumption to 5.50%, which will increase pension expense by approximately $220 and $600, respectively.

The postretirement obligations represent a fixed dollar amount per retiree. The Company has the right to modify or terminate these benefits. The participants will assume substantially all future health care benefit cost increases, and future increases in health care costs will not increase the postretirement benefit obligation or cost to the Company. Therefore, the Company has not assumed any annual rate of increase in the per capita cost of covered health care benefits for future years. The prescription drug benefits provided by this plan are assumed not to be actuarially equivalent to Medicare Part D; therefore, the Company does not expect to receive a government subsidy under the Medicare Prescription Drug, Improvement and Modernization Act of 2003. The components of net periodic benefit cost for postretirement health care benefits are shown below.

	Other Postretirement Benefits		
	2004	2003	2002
Components of net periodic benefit cost:			
Service cost	**$ 124**	$ 114	$ 112
Interest cost	**217**	237	247
Amortization of unrecognized net actuarial gain	**(32)**	(20)	(16)
Net periodic benefit cost	**$ 309**	$ 331	$ 343
Assumptions:			
Discount rate	**6.00%**	6.75%	7.25%
Measurement date	**11/01/03**	11/01/02	11/01/01

In November 2004, the Company notified active participants that it will freeze participation in the postretirement healthcare plan to eligible retirees effective January 1, 2007. As a result, unrecognized prior service costs of $1,708 will be amortized over the average remaining years of service for active plan participants, which will lower fiscal 2005 expense by approximately $340.

The Company also sponsors various defined contribution plans that provide employees with an opportunity to accumulate funds for their retirement. The Company matches the contributions of participating employees based on the percentages specified in the respective plans. The Company recognized expense related to these plans of $2,886, $1,471 and $1,460 in 2004, 2003 and 2002, respectively.

J. INCOME TAXES

The provision for income taxes consisted of:

	2004	2003	2002
Current:			
Federal	**$25,551**	$24,433	$21,134
State	**3,043**	2,066	1,699
Foreign	**2,362**	2,938	1,380
Deferred	**3,761**	1,934	560
	$34,717	$31,371	$24,773

Income taxes paid, net of refunds, totaled $25,633, $22,607 and $17,678 during 2004, 2003 and 2002, respectively.

Earnings before income taxes and minority interests included the following components:

	2004	2003	2002
Domestic income	**$90,770**	$77,779	$69,748
Foreign income	**8,290**	8,280	1,702
	$99,060	$86,059	$71,450

The provision for income taxes resulted in effective tax rates that differ from the statutory federal income tax rates. The reasons for these differences are as follows:

	Percent of Pretax Earnings		
	2004	2003	2002
Statutory U.S. tax rates	**35.0%**	35.0%	35.0%
State income taxes, net of federal benefit	**2.1**	1.7	1.6
Foreign sales	**(0.8)**	(0.8)	(1.0)
Tax credits	**(2.5)**	(1.1)	(2.8)
Other, net	**1.2**	1.7	1.9
Consolidated effective income tax rate	**35.0%**	36.5%	34.7%

The components of the net deferred tax liability as of November 30, 2004 and 2003 were as follows:

	2004	2003
Deferred tax assets:		
Deferred compensation	**$ 4,206**	$ 4,333
Other postretirement benefits	**1,132**	1,115
Foreign tax credits and loss carryforwards	**2,102**	2,039
Accounts receivable	**4,501**	4,193
Inventories	**3,610**	3,594
Accrued liabilities and other	**5,726**	5,020
Valuation allowance	**(1,229)**	(2,039)
Total deferred tax assets, net	**20,048**	18,255
Deferred tax liabilities:		
Pensions	**(6,207)**	(4,384)
Plant assets	**(16,530)**	(15,115)
Intangibles	**(6,406)**	(4,530)
Total deferred tax liabilities	**(29,143)**	(24,029)
Deferred tax liability, net	**$ (9,095)**	$ (5,774)

Amounts recognized in the Consolidated Balance Sheets include:

	2004	2003
Current deferred tax asset	**$ 17,069**	$ 15,955
Noncurrent deferred tax asset	**614**	735
Noncurrent deferred tax liability	**(26,778)**	(22,464)
Deferred tax liability, net	**$ (9,095)**	$ (5,774)

In 2004 the Company reduced the valuation allowance by $1,225 related to carryforward limitations on foreign tax credits. The reduction was due to changes in tax law, as a result of the American Jobs Creation Act of 2004, and current and anticipated future usage of the foreign tax credits. The 2004 valuation allowance was recorded to reflect the estimated amount of deferred tax assets that may not be realized due to foreign net operating losses. The tax benefit related to approximately $864 of foreign net operating loss carryforwards that do not expire will reduce goodwill from acquired entities when realized. The tax benefit related to approximately $2,939 of foreign net operating loss carryforwards that expire between 2008 and 2014 will be recognized when the benefits are realized or when is it determined that it is more likely than not that such benefit will be realized. The Company expects to realize the remaining deferred tax assets through the reversal of taxable temporary differences and future earnings.

As of November 30, 2004, the Company has not provided taxes on unremitted foreign earnings from certain foreign affiliates of approximately $13,878 that are intended to be indefinitely reinvested in finance operations and expansion outside the United States. If such earnings were distributed beyond the amount for which taxes have been provided, foreign tax credits would substantially offset any incremental U.S. tax liability. The Company is exploring a one time repatriation of earnings from certain foreign affiliates as a result of the American Jobs Creation Act of 2004, but has not made a decision regarding such repatriation. The deduction is subject to a number of limitations and uncertainty remains as to how to interpret numerous provisions in the American Jobs Creation Act of 2004. As such, the Company is not yet in a position to decide on whether, and to what extent, it might repatriate foreign earnings.

K. RELOCATION COSTS

On January 8, 2004, the Company announced that the corporate headquarters would move to the Nashville, Tennessee area in 2004. Costs for this move, which were a one-time expense incurred primarily during fiscal 2004, were approximately $2,209 or $0.05 per diluted share and are included in selling and administrative expenses. The Company has paid all significant relocation costs during fiscal year 2004.

L. CONTINGENCIES

The Company is involved in legal actions arising in the normal course of business. Additionally, the Company is party to various proceedings relating to environmental issues. The U.S. Environmental Protection Agency (EPA) and/or other responsible state agencies have designated the Company as a potentially responsible party (PRP), along with other companies, in remedial activities for the cleanup of waste sites under the federal Superfund statute.

Although it is not certain what future environmental claims, if any, may be asserted, the Company currently believes that its potential liability for known environmental matters does not exceed its present accrual of $50. However, environmental and related remediation costs are difficult to quantify for a number of reasons, including the number of parties involved, the difficulty in determining the extent of the contamination, the length of time remediation may require, the complexity of the environmental regulation and the continuing advancement of remediation technology. Applicable federal law may impose joint and several liability on each PRP for the cleanup.

It is the opinion of management, after consultation with legal counsel that additional liabilities, if any, resulting from these legal or environmental issues, are not expected to have a material adverse effect on the Company's financial condition or consolidated results of operations.

In the event of a change in control of the Company, termination benefits may be required for certain executive officers and other key employees.

M. PREFERRED STOCK PURCHASE RIGHTS

In March 1996, the Board of Directors of CLARCOR adopted a Shareholder Rights Plan to replace an existing plan that expired

(Dollars in thousands except per share data)

on April 25, 1996. Under the terms of the Plan, each shareholder received rights to purchase shares of CLARCOR Series B Junior Participating Preferred Stock. The rights become exercisable only after the earlier to occur of (i) 10 business days after the first public announcement that a person or group (other than a CLARCOR-related entity) has become the beneficial owner of 15% or more of the outstanding shares of CLARCOR Common Stock; or (ii) 10 business days (unless extended by the CLARCOR Board in accordance with the Rights Agreement) after the commencement of, or the intention to make, a tender or exchange offer, the consummation of which would result in any person or group (other than a CLARCOR-related entity) becoming such a 15% beneficial owner. Each right entitles the holder to buy one-hundredth of a share of such preferred stock at an exercise price of $80 subject to certain adjustments.

Once the rights become exercisable, each right will entitle the holder, other than the acquiring person or group, to purchase a number of CLARCOR common shares at a 50% discount to the then-market price of CLARCOR Common Stock. In addition, under certain circumstances, if the rights become exercisable, the holder will be entitled to purchase the stock of the acquiring individual or group at a 50% discount. The Board may also elect to redeem the rights at $.01 per right. The rights expire on April 25, 2006.

The authorized preferred stock includes 300,000 shares designated as Series B Junior Participating Preferred Stock.

N. INCENTIVE PLAN

In 1994, the shareholders of CLARCOR adopted the 1994 Incentive Plan, which allowed the Company to grant stock options, restricted stock and performance awards to officers, directors and key employees. The 1994 Incentive Plan, as amended on March 25, 2000, allowed grants and awards of up to 1.5% of the outstanding common stock as of January 1 of each calendar year. In addition, the Compensation Committee of the Company's Board of Directors could approve an additional 1% of outstanding common stock to be awarded during any calendar year.

On March 24, 2003, the shareholders of CLARCOR approved the 2004 Incentive Plan, which replaced the 1994 Incentive Plan on its termination date of December 14, 2003. The 2004 Incentive Plan provides for similar types of awards and grants as were permitted by the 1994 Incentive Plan of up to 1,500,000 shares. After the close of fiscal year 2004, 303,472 shares were granted, including the restricted stock units discussed hereafter.

The following is a description and a summary of key provisions related to these Plans.

Stock Options

Under the 2004 Incentive Plan, nonqualified stock options may only be granted at the fair market value at the date of grant. All outstanding stock options have been granted at the fair market value on the date of grant. Options granted to key employees vest 25% per year beginning at the end of the first year; therefore, they become fully exercisable at the end of four years. Options granted to non-employee directors vest immediately. All options expire ten years from the date of grant unless otherwise terminated.

The following table summarizes the activity under the nonqualified stock option plans.

	2004		2003		2002	
	Shares	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	**1,915,934**	**$23.67**	2,046,268	$19.38	2,324,130	$16.83
Granted	**524,369**	**45.09**	509,721	33.66	356,925	28.19
Exercised	**(574,347)**	**20.25**	(614,317)	17.68	(593,680)	14.62
Surrendered	**(27,803)**	**28.88**	(25,738)	23.30	(41,107)	20.57
Outstanding at end of year	**1,838,153**	**$30.84**	1,915,934	$23.67	2,046,268	$19.38
Options exercisable at end of year	**1,362,664**	**$29.04**	1,349,040	$22.80	1,381,858	$18.52

The following table summarizes information about the options at November 30, 2004.

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number	Weighted Average Exercise Price	Weighted Average Remaining Life in Years	Number	Weighted Average Exercise Price
$13.83 - $19.58	594,450	$ 17.95	4.56	538,767	$ 17.95
$21.06 - $30.30	257,795	$ 26.79	6.64	196,551	$ 26.63
$32.02 - $45.59	985,908	$ 39.67	6.96	627,346	$ 39.31

The weighted average fair value per option at the date of grant for options granted in 2004, 2003 and 2002 was $11.37, $7.80 and $7.87, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions by grant year. Adjustments for forfeitures are made as they occur.

	2004	2003	2002
Risk-free interest rate	**3.67%**	3.87%	4.70%
Expected dividend yield	**1.29%**	1.58%	1.91%
Expected volatility factor	**22.80%**	23.00%	25.50%
Expected option term (in years):			
Original grants without reloads	**7.0**	7.0	7.0
Original grants with reloads	**5.0**	7.0	7.0

Restricted Stock Awards

During 2004, 2003 and 2002, respectively, the Company granted 18,916, 22,645 and 25,436 restricted units of Company common stock with a fair value of $45.59, $32.30 and $27.50 per share, the respective market price of the stock at the date granted. The restricted share units require no payment from the employee and compensation cost is recorded based on the market price on the grant date and is recorded equally over the vesting period of four years. During the vesting period, officers and key employees receive compensation equal to dividends declared on common shares. Upon vesting, the employee may elect to defer receipt of their shares. Subsequent to the end of fiscal year 2004, the Company granted 16,072 restricted stock units in December 2004 at the then-market price of $52.15. Compensation expense related to restricted stock awards totaled $770, $569 and $426 in 2004, 2003 and 2002, respectively.

Directors' Restricted Stock Compensation

The incentive plans provide for grants of shares of common stock to all non-employee directors equal to a one-year annual retainer in lieu of cash. The directors' rights to the shares vest immediately on the date of grant. In 2004, 2003 and 2002, respectively, 6,320, 7,176 and 8,120 shares of Company common stock were issued under the plans. Compensation expense related to directors' restricted stock totaled $260 for each year 2004, 2003 and 2002.

O. EARNINGS PER SHARE

The Company calculates basic earnings per share by dividing net earnings by the weighted average number of shares outstanding. Diluted earnings per share reflects the impact of outstanding stock options if exercised during the periods presented using the treasury stock method. The following table provides a reconciliation of the denominators utilized in the calculation of basic and diluted earnings per share:

	2004	2003	2002
Net Earnings	**$63,997**	$54,552	$46,601
Basic EPS:			
Weighted average number of common shares outstanding	**25,492,157**	25,106,561	24,839,812
Basic per share amount	**$2.51**	$2.17	$1.88
Diluted EPS:			
Weighted average number of common shares outstanding	**25,492,157**	25,106,561	24,839,812
Dilutive effect of stock options	**261,212**	266,245	332,119
Diluted weighted average number of common shares outstanding	**25,753,369**	25,372,806	25,171,931
Diluted per share amount	**$ 2.48**	$ 2.15	$ 1.85

For fiscal years ended November 30, 2004, 2003 and 2002, respectively, 287,850, 7,773 and 55,458 stock options with a weighted average exercise price of $45.59, $38.80 and $31.66 were not included in the computation of diluted earnings per share as the exercise prices of the options were greater than the average market price of the common shares during the respective periods.

P. UNAUDITED QUARTERLY FINANCIAL DATA

The unaudited quarterly data for 2004 and 2003 were as follows:

	First Quarter	**Second Quarter**	**Third Quarter**	**Fourth Quarter**	**Total**
2004:					
Net sales	**$175,272**	**$198,712**	**$206,209**	**$207,493**	**$787,686**
Gross profit	**51,484**	**61,099**	**63,234**	**64,811**	**240,628**
Net earnings	**11,661**	**14,914**	**15,875**	**21,547**	**63,997**
Net earnings per common share:					
Basic	**$ 0.46**	**$ 0.59**	**$ 0.62**	**$ 0.84**	**$ 2.51**
Diluted	**$ 0.45**	**$ 0.58**	**$ 0.61**	**$ 0.83**	**$ 2.48**
2003:					
Net sales	$171,494	$185,775	$190,647	$193,442	$741,358
Gross profit	48,349	56,599	56,154	60,589	221,691
Net earnings	9,596	13,047	14,304	17,605	54,552
Net earnings per common share:					
Basic	$ 0.39	$ 0.52	$ 0.57	$ 0.70	$ 2.17
Diluted	$ 0.38	$ 0.51	$ 0.56	$ 0.68	$ 2.15

Tax benefits arising from the recently enacted American Jobs Creation Act of 2004 decreased income taxes $1,225 and increased diluted EPS by $0.05 during the fourth quarter of 2004. During the fourth quarter of 2003, the Company changed its method of accounting for inventory as described in Note C which increased gross profit by $456, net earnings by $289 and diluted EPS by $0.01.

Q. SEGMENT INFORMATION

Based on the economic characteristics of the Company's business activities, the nature of products, customers and markets served, and the performance evaluation by management and the Company's Board of Directors, the Company has identified three reportable segments: Engine/Mobile Filtration, Industrial/Environmental Filtration and Packaging.

The Engine/Mobile Filtration segment manufactures and markets a complete line of filters used in the filtration of oils, air, fuel, coolant, hydraulic and transmission fluids in both domestic and international markets. The Engine/Mobile Filtration segment provides filters for certain types of transportation equipment including automobiles, heavy-duty and light trucks, buses and locomotives, marine and mining equipment, industrial equipment and heavy-duty construction and agricultural equipment. The products are sold to aftermarket distributors, original equipment manufacturers and dealer networks, private label accounts and directly to truck service centers and large national accounts.

The Industrial/Environmental Filtration segment manufactures and markets a complete line of filters, cartridges, dust collectors and filtration systems used in the filtration of air and industrial fluid processes in both domestic and international markets. The filters and filter systems are used in commercial and industrial buildings, hospitals, manufacturing processes, pharmaceutical processes, clean rooms, airports, shipyards, refineries, power generation plants and residences. The products are sold to commercial and industrial distributors, original equipment manufacturers and dealer networks, private label accounts, retailers and directly to large national accounts.

The Packaging segment manufactures and markets consumer and industrial packaging products including custom-designed plastic and metal containers and closures and lithographed metal sheets in both domestic and international markets. The products are sold directly to consumer and industrial packaging customers.

Net sales represent sales to unaffiliated customers. No single customer or class of product accounted for 10% or more of the Company's consolidated 2004 sales. Intersegment sales are not material. Assets are those assets used in each business segment. Corporate assets consist of cash and short-term cash investments, deferred income taxes, headquarters facility and equipment, pension assets and various other assets that are not specific to an operating segment. Unallocated amounts include interest income and expense and other non-operating income and expense items.

(Dollars in thousands except per share data)

The segment data for the years ended November 30, 2004, 2003 and 2002 were as follows:

	2004	2003	2002
Net sales:			
Engine/Mobile Filtration	**$ 320,042**	$ 287,797	$ 263,512
Industrial/Environmental Filtration	**396,629**	386,275	383,613
Packaging	**71,015**	67,286	68,438
	$ 787,686	$ 741,358	$ 715,563
Operating profit:			
Engine/Mobile Filtration	**$ 66,564**	$ 58,299	$ 52,779
Industrial/Environmental Filtration	**28,671**	24,171	20,670
Packaging	**5,151**	4,592	4,326
Relocation costs	**(2,209)**	-	-
	98,177	87,062	77,775
Other income (expense)	**883**	(1,003)	(6,325)
Earnings before income taxes and minority interests	**$ 99,060**	$ 86,059	$ 71,450
Identifiable assets:			
Engine/Mobile Filtration	**$ 181,611**	$ 153,621	$ 152,209
Industrial/Environmental Filtration	**352,093**	297,219	306,206
Packaging	**41,474**	39,733	42,114
Corporate	**52,619**	47,664	45,590
	$ 627,797	$ 538,237	$ 546,119

	2004	2003	2002
Additions to plant assets:			
Engine/Mobile Filtration	**$ 7,943**	$ 3,637	$ 4,208
Industrial/Environmental Filtration	**12,274**	4,825	5,386
Packaging	**1,204**	3,284	2,242
Corporate	**931**	1,296	368
	$ 22,352	$ 13,042	$ 12,204
Depreciation and amortization:			
Engine/Mobile Filtration	**$ 7,272**	$ 7,335	$ 7,328
Industrial/Environmental Filtration	**8,493**	8,075	8,642
Packaging	**2,624**	2,861	3,096
Corporate	**762**	714	694
	$ 19,151	$ 18,985	$ 19,760

Financial data relating to the geographic areas in which the Company operates are shown for the years ended November 30, 2004, 2003 and 2002. Net sales by geographic area are based on sales to final customers within that region.

	2004	2003	2002
Net sales:			
United States	**$ 620,337**	$ 599,843	$ 599,937
Europe	**80,441**	70,023	56,130
Other international	**86,908**	71,492	59,496
	$ 787,686	$ 741,358	$ 715,563
Plant assets, at cost, less accumulated depreciation:			
United States	**$ 133,361**	$ 120,719	$ 125,508
Europe	**6,626**	6,423	6,239
Other international	**2,255**	2,430	1,145
	$ 142,242	$ 129,572	$ 132,892

management's report

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of CLARCOR is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management, including the Company's Chief Executive Officer and Chief Financial Officer, an evaluation of the effectiveness of the Company's internal control over financial reporting was conducted based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation under the framework in Internal Control — Integrated Framework issued by the COSO, the Company's management concluded that the Company's internal control over financial reporting was effective as of November 27, 2004.

Management has excluded Purolator EFP from its assessment of internal control over financial reporting as of November 27, 2004 because it was acquired by the Company in a purchase business combination during 2004. Purolator EFP is a wholly-owned subsidiary whose total assets and total revenues represented 7% and 1%, respectively, of the related consolidated financial statement amounts as of and for the year ended November 27, 2004.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of November 27, 2004 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Norman E. Johnson
Chairman, President and
Chief Executive Officer

Bruce A. Klein
Vice President-Finance and
Chief Financial Officer

February 7, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
CLARCOR Inc.

We have completed an integrated audit of CLARCOR Inc.'s 2004 consolidated financial statements and of its internal control over financial reporting as of November 27, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, shareholders' equity and cash flows present fairly, in all material respects, the financial position of CLARCOR Inc. and its subsidiaries at November 27, 2004 and November 29, 2003, and the results of their operations and their cash flows for each of the three years in the period ended November 27, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of November 27, 2004 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of November 27, 2004, based on criteria established in Internal Control - Integrated Framework issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management's Report on Internal Control Over Financial Reporting, management has excluded Purolator EFP from its assessment of internal control over financial reporting as of November 27, 2004 because it was acquired by the Company in a purchase business combination during 2004. We have also excluded Purolator EFP from our audit of internal control over financial reporting. Purolator EFP is a wholly-owned subsidiary whose total assets and total revenues represent 7% and 1%, respectively, of the related consolidated financial statement amounts as of and for the year ended November 27, 2004.



Louisville, Kentucky
February 7, 2005

	2004	2003	2002	2001	2000
PER SHARE					
Equity	**$ 16.73**	$ 14.63	$ 12.66	$ 11.14	$ 9.93
Diluted Earnings from Continuing Operations	**2.48**	2.15	1.85	1.68	1.64
Diluted Net Earnings	**2.48**	2.15	1.85	1.68	1.64
Dividends	**0.5025**	0.4925	0.4825	0.4725	0.4625
Price: High	**52.59**	45.93	34.00	27.59	21.44
Low	**40.15**	31.05	25.03	16.88	16.06
EARNINGS DATA ($000)					
Net Sales	**$ 787,686**	$ 741,358	$ 715,563	$ 666,964	$ 652,148
Operating Profit	**98,177**	87,062	77,775	75,810	75,987
Interest Expense	**446**	1,767	6,073	10,270	11,534
Pretax Income	**99,060**	86,059	71,450	65,734	63,487
Income Taxes	**34,717**	31,371	24,773	23,804	23,201
Income from Continuing Operations	**63,997**	54,552	46,601	41,893	40,237
Net Earnings	**63,997**	54,552	46,601	41,893	40,237
Basic Average Shares Outstanding	**25,492**	25,107	24,840	24,535	24,270
Diluted Average Shares Outstanding	**25,753**	25,373	25,172	24,892	24,506
EARNINGS ANALYSIS					
Operating Margin	**12.5%**	11.7%	10.9%	11.4%	11.7%
Pretax Margin	**12.6%**	11.6%	10.0%	9.9%	9.7%
Effective Tax Rate	**35.0%**	36.5%	34.7%	36.2%	36.5%
Net Margin-Continuing Operations	**8.1%**	7.4%	6.5%	6.3%	6.2%
Net Margin	**8.1%**	7.4%	6.5%	6.3%	6.2%
Return on Beginning Assets	**11.9%**	10.0%	8.8%	8.3%	8.5%
Return on Beginning Shareholders' Equity	**17.3%**	17.3%	17.0%	17.3%	19.1%
Dividend Payout to Net Earnings	**20.1%**	22.7%	25.7%	27.6%	27.9%
BALANCE SHEET ($000)					
Current Assets	**$ 303,990**	$ 257,402	$ 259,746	$ 244,350	$ 230,479
Plant Assets, Net	**142,242**	129,572	132,892	137,316	140,121
Total Assets	**627,797**	538,237	546,119	530,617	501,930
Current Liabilities	**126,272**	111,373	174,255	94,931	97,826
Long-Term Debt	**24,130**	16,913	22,648	135,203	141,486
Shareholders' Equity	**428,462**	370,392	315,461	274,261	242,093
BALANCE SHEET ANALYSIS ($000)					
Debt to Capitalization (A)	**5.4%**	4.5%	22.4%	33.9%	37.8%
Working Capital	**$ 177,718**	$ 146,029	$ 85,491	$ 149,419	$ 132,653
Current Ratio	**2.4**	2.3	1.5	2.6	2.4
CASH FLOW DATA ($000)					
From Operations	**$ 74,406**	$ 87,896	$ 85,019	$ 63,290	$ 54,130
For Investment	**(62,209)**	(12,986)	(18,978)	(51,353)	(42,125)
From/(For) Financing	**1,063**	(80,669)	(59,774)	(15,326)	(15,862)
Change in Cash & Equivalents	**14,172**	(5,399)	6,329	(3,446)	(3,881)
Capital Expenditures	**22,352**	13,042	12,204	18,204	29,005
Depreciation & Amortization	**19,151**	18,985	19,760	21,850	21,079
Dividends Paid	**12,834**	12,406	11,975	11,575	11,207
Net Interest Expense	**61**	1,532	5,612	9,616	10,836
Income Taxes Paid	**25,633**	22,607	17,678	26,858	16,458

(A) Total Debt (current and long-term) divided by Total Debt plus Shareholders' Equity.

1999	1998	1997	1996	1995	1994
$ 8.77	$ 7.80	$ 7.06	$ 6.46	$ 5.79	$ 5.18
1.46	1.30	1.11	1.07	0.97	0.87
1.46	1.30	1.11	1.07	0.97	0.89
0.4525	0.4425	0.4350	0.4283	0.4217	0.4150
21.38	24.63	20.79	16.75	18.00	14.92
14.25	14.25	13.33	12.42	12.08	10.58
$ 477,869	$ 426,773	$ 394,264	$ 372,382	$ 330,110	$ 300,450
56,077	51,663	44,424	42,596	38,728	33,188
3,733	2,336	2,759	3,822	3,418	3,298
55,615	51,347	44,192	41,405	36,631	31,886
20,137	19,262	17,164	15,315	13,060	12,057
35,412	32,079	26,918	25,945	23,500	20,786
35,412	32,079	26,918	25,945	23,500	21,416
23,970	24,268	24,133	23,908	23,850	23,804
24,314	24,649	24,344	24,217	24,205	24,030
11.7%	12.1%	11.3%	11.4%	11.7%	11.0%
11.6%	12.0%	11.2%	11.1%	11.1%	10.6%
36.2%	37.5%	38.8%	37.0%	35.7%	37.8%
7.4%	7.5%	6.8%	7.0%	7.1%	6.9%
7.4%	7.5%	6.8%	7.0%	7.1%	7.1%
11.6%	11.4%	10.1%	10.6%	11.4%	11.2%
19.0%	18.7%	17.4%	18.8%	19.1%	19.4%
30.5%	33.4%	38.2%	36.7%	39.7%	43.0%
$ 227,670	$ 168,173	$ 160,527	$ 140,726	$ 133,286	$ 109,992
126,026	86,389	82,905	84,525	73,047	58,787
472,991	305,766	282,519	267,019	245,697	206,928
97,475	61,183	54,237	51,297	49,841	43,926
145,981	36,419	37,656	43,449	41,860	25,090
210,718	186,807	171,162	154,681	138,144	122,801
41.8%	16.5%	18.5%	24.8%	26.4%	21.0%
$ 130,195	$ 106,990	$ 106,290	$ 89,429	$ 83,445	$ 66,066
2.3	2.7	3.0	2.7	2.7	2.5
$ 38,642	$ 42,267	$ 41,632	$ 26,675	$ 21,092	$ 25,670
(160,658)	(19,290)	(8,193)	(18,934)	(29,044)	(1,159)
103,501	(19,943)	(21,850)	(8,774)	7,226	(18,656)
(18,576)	2,997	11,497	(964)	(684)	5,912
21,822	15,825	11,349	22,230	14,471	12,119
15,372	12,380	11,600	10,704	9,145	8,166
10,814	10,717	10,290	9,512	9,330	9,201
2,282	1,053	1,739	2,991	2,560	2,750
22,234	16,199	15,112	11,230	11,939	10,194

Our high efficiency HEPA and ULPA filters are used to clean the air and guard against bacterial contamination in the most sensitive areas of hospitals — operating rooms.



BOARD OF DIRECTORS

J. Marc Adam
Retired Vice President, Marketing
3M (A diversified manufacturer)
St. Paul, Minnesota
Age: 66
Director Since: 1991

Robert J. Burgstahler
Retired Senior Vice President,
Business Development & Corporate Services
3M (A diversified manufacturer)
St. Paul, Minnesota
Age: 60
Director Since: 2000

Paul Donovan
Former Executive Vice President & Chief Financial Officer
Wisconsin Energy Corporation
(A diversified utility and energy holding company)
Milwaukee, Wisconsin
Age: 57
Director Since: 2003

Robert H. Jenkins
Retired Chairman
Hamilton Sundstrand Corporation
(A diversified manufacturer)
Rockford, Illinois
Age: 61
Director Since: 1999

Norman E. Johnson
Chairman, President & Chief Executive Officer
CLARCOR Inc.
Franklin, Tennessee
Age: 56
Director Since: 1996

Philip R. Lochner, Jr.
Retired Corporate Executive
Age: 61
Director Since: 1999

James L. Packard
Chairman & Chief Executive Officer
REGAL-BELOIT Corporation
(A diversified manufacturer)
Beloit, Wisconsin
Age: 62
Director Since: 1998

EXECUTIVE OFFICERS

Norman E. Johnson
Chairman, President & Chief Executive Officer
Age: 56
14 Years of Service

William B. Walker
Vice Chairman
Age: 64
38 Years of Service

Marcia S. Blaylock
Vice President, Controller
Age: 48
30 Years of Service

David J. Boyd
Vice President, General Counsel & Corporate Secretary
Age: 65
5 Years of Service

Sam Ferrise
President
Baldwin Filters, Inc.
Age: 48
3 Years of Service

Bruce A. Klein
Vice President – Finance & Chief Financial Officer
Age: 57
10 Years of Service

David J. Lindsay
Vice President – Administration & Chief Administrative Officer
Age: 49
17 Years of Service

Peter F. Nangle
Vice President – Information Services &
Chief Information Officer
Age: 43
11 Years of Service

STOCK PRICE & DIVIDEND INFORMATION

CLARCOR common stock is traded on the New York Stock Exchange under the symbol CLC. The tables set forth the high and low market prices as quoted on the New York Stock Exchange and dividends paid for each quarter of the last two fiscal years.

	Market Price		
Quarter Ended	High	Low	Dividend
February 28, 2004	$ 45.81	$ 41.20	$ 0.1250
May 29, 2004	45.45	40.15	0.1250
August 28, 2004	45.83	42.32	0.1250
November 27, 2004	52.59	43.65	0.1275
Total Dividends			$ 0.5025

	Market Price		
Quarter Ended	High	Low	Dividend
March 1, 2003	$ 36.30	$ 31.05	$ 0.1225
May 31, 2003	39.24	33.11	0.1225
August 30, 2003	43.51	35.95	0.1225
November 29, 2003	45.93	38.25	0.1250
Total Dividends			$ 0.4925



CLARCOR Inc.
840 Crescent Centre Drive, Suite 600
Franklin, Tennessee 37067
615-771-3100
FAX: 615-771-5616
www.clarcor.com

TRANSFER AGENT & REGISTRAR
DIVIDEND REINVESTMENT PLAN
National City Bank
Corporate Trust Operations
Locator 5352
P.O. Box 92301
Cleveland, Ohio 44193-0900
800-622-6757

AUDITORS
PricewaterhouseCoopers LLP
500 West Main Street
Suite 1800
Louisville, Kentucky 40202-4264

ANNUAL MEETING
CLARCOR Inc.
840 Crescent Centre Drive, Suite 600
Franklin, Tennessee 37067
Monday, March 21, 2005
9:00 a.m. C.S.T.

SEC FORM 10-K
A copy of the 2004 Form 10-K may be obtained from:
Corporate Secretary
CLARCOR Inc.
840 Crescent Centre Drive, Suite 600
Franklin, Tennessee 37067
or at www.clarcor.com



CLARCOR

840 Crescent Centre Drive
Suite 600
Franklin, TN 37067
615.771.3100
www.clarcor.com